Exhibit 99.1

INTEROIL CORPORATION
Yukon Territory
Canada

MANAGEMENT INFORMATION CIRCULAR
FOR THE ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

to be held on June 24, 2013

MANAGEMENT SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation by management of InterOil Corporation of proxies to be used at the annual and special meeting and all adjournments thereof (the "Meeting") of holders ("Shareholders") of common shares ("Common Shares") of the Corporation to be held on Monday, June 24, 2013 at 10.00 a.m. (Central time) in the Houston Room, at The Woodlands Resort and Conference Center, 2301 North Millbend Drive, The Woodlands, Texas, United States, for the purposes set forth in the accompanying notice of Meeting. In this circular, references to "we", "us", "our", "the Corporation" and "InterOil" refer to InterOil Corporation, unless the context requires otherwise. It is expected that the solicitation of proxies will be made primarily by mail but proxies may also be solicited personally by our directors, officers and employees. The total cost of the solicitation will be borne by us. The information contained in this circular is given as at May 14, 2013 except where otherwise noted. All dollar amounts are expressed in U.S. dollars unless otherwise stated or the context requires. The financial statements of InterOil are prepared in U.S. dollars.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy accompanying this Circular are (or were for or as at the relevant period or date) directors and/or officers of InterOil. Each Shareholder has a right to appoint a person (who does not need to be a Shareholder) other than the persons specified in such form of proxy to attend and act for him on his behalf at the Meeting. The right to appoint an alternative proxy may be exercised by striking out the management designated names specified in the enclosed form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set forth below.

To be valid, proxies must be dated, signed by the Shareholder or the Shareholder's attorney authorized in writing, and received by Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, Facsimile (416) 263-9524 or (866) 249-7775 at any time not less than 48 hours (excluding non-business days) prior to the Meeting. Proxies may also be deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting. An undated proxy will be deemed to be dated the date it is mailed.

Registered Shareholder

You are a registered Shareholder if you hold your Common Shares in your name and have a physical share certificate. Registered Shareholders may vote by telephone or by internet 24 hours a day, 7 days a week until the time set out above. To vote by telephone the Shareholder should call 1-866-732-VOTE (8683) from a touch tone phone, or if the registered Shareholder is outside of North America, the registered Shareholder should call 1-312-588-4290. To vote using the internet, a Shareholder should access www.investorvote.com. To vote by telephone or internet, the Shareholder will need to provide the control number noted on the applicable proxy. For further information on voting by telephone or by internet, see the proxy accompanying this Circular.

Shareholders who are not registered Shareholders should see "Advice to Beneficial Shareholders" for instructions to vote or attend the Meeting.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it with an instrument in writing executed by him or his attorney authorized in writing by depositing such instrument: (i) at our registered office at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9 at any time up to and including the last business day preceding the day of the Meeting, (ii) with Computershare Investor Services Inc. at the address provided under "Appointment of Proxies" at any time up to and including the last business day preceding the day of the Meeting; (iii) with the Chairman of the Meeting prior to the commencement of the Meeting; (iv) by the Shareholder personally attending at the Meeting and voting the Common Shares represented by the proxy; or, if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation attending at the Meeting and voting such securities; or (v) in any other manner permitted by law.

Exercise of Discretion by Proxyholders

The persons named in the form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them.  In the absence of such specification, the proxy holder shall be deemed to have been granted the authority to vote the relevant Common Share FOR: (i) the election of the directors as set forth in this Circular, (ii) the appointment of auditors at such remuneration as may be determined by the Board of Directors (the "Board") as set forth in this Circular, (iii) the approval and confirmation of the new shareholder rights plan of InterOil as set forth in this Circular and (iv) the approval and confirmation of InterOil's new by-laws and the repeal of InterOil's old by-laws as set forth in this Circular.

The form of proxy also confers discretionary authority upon the persons named in the proxy with respect to amendments to, or variations of, the matters identified in the Notice of Meeting and with respect to other matters that may properly be brought before the Meeting.  As of the date hereof, the management of InterOil knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.

RECORD DATE AND ENTITLEMENT TO VOTE

In accordance with the Business Corporations Act (Yukon) ("YBCA"), each holder of record of our Common Shares as at May 14, 2013, the record date, will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting. To the extent that a holder has transferred any Common Shares after the record date and the transferee of such Common Shares establishes ownership of such shares and demands in writing, not later than 10 days before the Meeting or any adjournment thereof, to be included in the list of Shareholders entitled to vote at the Meeting, the transferee, and not the Shareholder of record as of May 14, 2013, will be entitled to vote such Common Shares at the Meeting.

AdviCe to BEneficial SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name but instead hold their Common Shares through brokers, financial institutions or other nominees. Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the applicable registrar and transfer agent as the registered holders of Shares can be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Shares will not be registered in a holder's name on the records of InterOil. Such Common Shares will more likely be registered in the name of the holder's broker or an agent of the broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., or CDS, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for, withheld or against resolutions) upon instructions of the Beneficial Shareholder.

Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. Beneficial Shareholders should therefore ensure that instructions regarding the voting of their Common Shares are properly communicated to the appropriate person or that the Common Shares are duly registered in their name well in advance of the applicable meeting. Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the applicable meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to that provided to a registered Shareholder. However, its purpose is limited to instructing the registered Shareholder on how to vote on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or access the internet to vote the Common Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the applicable meeting. A Beneficial Shareholder receiving a form of proxy or voting instruction form from their broker or other intermediary (or an agent or nominee of such broker or other intermediary) cannot use that form to vote Common Shares directly at the applicable meeting. Voting instructions must be communicated to the broker, intermediary, agent or nominee (in accordance with the instructions provided by it or on its behalf) well in advance of the applicable meeting in order to have the Common Shares to which such instructions relate voted at the applicable meeting.

If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of its broker or other intermediary, a Beneficial Shareholder may vote those Common Shares as a proxy holder for the registered Shareholder. To do this, a Beneficial Shareholder should enter such Beneficial Shareholder's own name in the blank space on the form of proxy provided to the Beneficial Shareholder and return the document to such Beneficial Shareholder's broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the applicable Meeting.

All references to Shareholders in this Circular, the accompanying proxy, and the Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

On May 14, 2013, we had 48,708,189 Common Shares issued and outstanding. To the knowledge of our directors and executive officers and based in part upon filings made by Shareholders on schedules 13G with the United States’ Securities and Exchange Commission, as of May 14, 2013, the following persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of our issued and outstanding Common Shares:

Name and Address	Number of Common Shares	Percentage of Common Shares
Capital Research Global Investors 333 South Hope Street Los Angeles, California, 90071 USA	5,403,000	11.09%

Wells Fargo & Company 420 Montgomery Street San Francisco, California, 94104 USA	6,496,957	13.34%

Richard Chandler Capital Corporation 46-01 UOB Plaza 1, 80 Raffles Place Singapore 048624	7,288,011	15.00%

BUSINESS OF THE MEETING

Presentation of the 2012 Financial Statements

InterOil's audited consolidated financial statements for the fiscal year ended December 31, 2012, together with the Auditors’ report on those statements, have been forwarded to Shareholders in accordance with applicable regulatory requirements. At the Meeting, Shareholders will receive and consider the financial statements with no formal action being taken to approve these financial statements at the Meeting. If any Shareholders have questions with respect to such financial statements, the questions may be brought forward at the Meeting.

Election of Directors

Our Articles of Continuance provide that we must have a minimum of three and a maximum of fifteen directors as determined by a resolution of our Board. The number of directors is presently eight. Directors elected at the Meeting will serve until the next annual meeting of Shareholders or, if earlier, until they resign, are removed or are disqualified. The term of office of each of our current directors who is not re-elected will expire at the Meeting.

The Board has set the number of directors to be elected at the Meeting at eight. Management of InterOil proposes to nominate each of Gaylen Byker, Phil Mulacek, Roger Grundy, Roger Lewis, Ford Nicholson, Sir Rabbie Namaliu and Samuel Delcamp (each of whom is currently a director), and Sir Wilson Kamit, as directors of InterOil. Mr. Christian Vinson, currently a director, and also Executive Vice President Corporate Development & Government Affairs, has indicated his intention to retire as an employee and director of the Corporation and will not seek re-election as a director at the Meeting.

InterOil has adopted individual director voting so voting for the election of the nominated directors will be conducted on an individual, and not slate, basis. Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the election as directors of InterOil the nominees whose names are set forth below.

The following table sets forth information with respect to all persons nominated for election as directors, as provided by those directors individually. The information includes, for each nominee, the province, state or county, country of residence and age of the person nominated for election as directors, the number of securities of the Corporation beneficially owned, controlled or directed, directly or indirectly, as at May 14, 2013, the offices held by each in the Corporation, the period served as director and the principal occupation for the past five years.

Name, Place of Residence and position with the Corporation	Principal Occupation	Director Since	Number of Common Shares, Stock Options & Restricted Stock Units Beneficially Owned, Controlled or Directed, Directly or Indirectly
Gaylen J. Byker (1) Michigan, USA Chairman of the Board and Interim Chief Executive Officer Aged 65	Chairman and /Interim Chief Executive Officer of InterOil	May 29, 1997	707,325 shares (2) 15,000 options 3,338 RSUs
Phil E. Mulacek (3) Texas, USA Director Aged 53	Director	May 29, 1997	3,907,741 shares (4) 200,000 options
Roger N. Grundy (5) Derbyshire, United Kingdom Director Aged 68	Managing Director of Breckland Ltd., a UK-based engineering consulting firm. Consultant to the oil, gas and petrochemical industries.	May 29, 1997	139,821shares 30,000 options 3,338 RSUs
Roger Lewis (6) Western Australia, Australia Director Aged 68	Professional director	November 26, 2008	22,082 shares 4,400 options 3,338 RSUs
Ford Nicholson (7) British Columbia, Canada Director Aged 50	President of Kepis & Pobe Investments Inc. (private investment company)	June 22, 2010	3,338 RSUs
Sir Rabbie L. Namaliu East New Britain Province, Papua New Guinea Director Aged 66	Professional director	July 2, 2012	4,346 RSUs
Samuel L. Delcamp (8) California USA Director Aged 74	Professional director	July 2, 2012	24,416 shares 2,504 RSUs
Sir Wilson L. Kamit CBE (9) National Capital District Papua New Guinea Proposed Director Aged 59	Retired central banker	Proposed director	Nil

Notes:

(1)	Dr. Byker assumed the role of Chairman of the Board in July, 2012 and Interim Chief Executive Officer on May 1, 2013. Dr. Byker acted as Chairman of each of the Board’s Nominating and Governance Committee and its Compensation Committee throughout 2012 and until April 30, 2013. Mr. Roger Lewis took over as pro tem Chairman of those committees from May 1, 2013 while Dr. Byker serves as Interim Chief Executive Officer. Dr. Byker was throughout 2013 and remains a member of the Nominating and Governance Committee, the Compensation Committee and the Reserves Committee. Dr. Byker was also throughout 2012 and until April 30, 2013 a member of the Audit Committee. He was replaced on an interim basis as a member of the Audit Committee from May 1, 2013 by Ford Nicholson who will serve on that committee pro tem as a replacement for Dr. Byker during the period that Dr. Byker acts as Interim Chief Executive Officer.
(2)	Includes 14,565 Common Shares held by Asia Pacific Refinery Investment, Inc. ("APRI") which company is owned and controlled by Dr. Byker
(3)	Mr. Mulacek was also the Chairman of the Board until July, 2012 and Chief Executive Officer until his resignation from that position effective April 30, 2013.
(4)	Includes 211,270 Common Shares held by Petroleum Independent and Exploration Corporation, a corporation owned and controlled by Mr. Mulacek and 2,015,245 Common Shares held by P.I.E. Group LLC, a company controlled by Mr. Mulacek.
(5)	Mr. Grundy is and was throughout 2012 Chairman of the Reserves Committee.
(6)	Mr. Lewis is Chairman of the Audit Committee, and a member of the Nominating and Governance Committee and of the Compensation Committee, and held those positions throughout 2012. Effective May 1, 2013, Mr. Lewis was appointed pro tem Lead Independent Director and Chair of the Compensation Committee and of the Nominating and Governance Committee while Dr. Byker serves as Interim Chief Executive Officer.
(7)	Mr. Nicholson is and was throughout 2012 a member of the Reserves Committee. He was a member of the Audit Committee until August 13, 2012 when he was replaced by Mr. Delcamp. Mr. Nicholson resumed membership of the Audit Committee on May 1, 2013 on an interim basis as a replacement for Dr. Byker during the period that Dr. Byker acts as Interim Chief Executive Officer.
(8)	Mr. Delcamp was appointed as a director on July 2, 2012. He has also been a member of the Audit Committee since August 13, 2012 and of the Compensation Committee since March 9, 2013. Mr. Delcamp was also appointed pro tem to the Board’s Nominating and Governance Committee effective May 1, 2013 while Dr. Byker acts as Interim Chief Executive Officer.
(9)	Information regarding Sir Wilson Kamit is set out under the heading “Sir Wilson L. Kamit CBE”, below.

Additional information regarding the background of each of the nominees who is currently a director is contained in our Annual Information Form for the year ended December 31, 2012 dated February 27, 2013, a copy of which is available at www.sedar.com.

Sir Wilson L. Kamit CBE

Sir Wilson Kamit CBE completed his secondary education with a NSW School Certificate and Higher School Certificate in Armidale, Australia under a Mobil Oil Co. scholarship. He commenced his interest in central banking in 1972 when he was awarded a scholarship by the Reserve Bank of Australia (RBA) to study economics at the University of Papua New Guinea. In July 1975 he commenced full time work as a Graduate Research Officer with the then newly established Bank of Papua New Guinea. He served in different departments of the Central Bank and undertook many management roles over the years before he was appointed Deputy Governor in 1991 and served there for eight years. In August 1999 he was appointed Governor of the Bank of Papua New Guinea and Chairman of the Bank Board where he served for ten years before retiring in December 2009.

In his role as the Central Bank Governor, he was also the Alternate Governor representing Papua New Guinea on the International Monetary Fund, the Registrar of Savings and Loan Societies (Credit Unions) in Papua New Guinea and Chairman of the Institute of Banking and Business Management Inc.

In April 2010, he joined the Board of Directors of the Asian Development Bank in Manila, Philippines as the Alternate Executive Director in the constituency representing the Republic of Korea, Papua New Guinea, Sri Lanka, Taipei, China, Uzbekistan, Vanuatu, and Vietnam. He completed his term with the Asian Development Bank on 31 March 2013.

He has served as a Councillor and Honorary Treasurer of St. Martins Anglican Parish, Boroko, and is currently a member of the Board of Trustees of the Anglican Church of Papua New Guinea.

Sir Wilson L Kamit has a Degree in Economics (UPNG) and a Diploma, Corporate Director, (UNE/Corporate Directors Association of Australia). He is a Senior Fellow of the Corporate Directors Association of Australia, an Honorary Fellow of the PNG Institute of Banking and Business Management Inc. and a Member of the Papua New Guinea Institute of Directors Inc. He was made a Commander of the British Empire (CBE) in June 2000 and awarded a Knighthood in June 2009 by Her Majesty Queen Elizabeth II.

Appointment of Auditor

The Board (upon recommendation of the Audit Committee) recommends that PricewaterhouseCoopers, Chartered Accountants, the incumbent auditors first appointed on June 6, 2005, be appointed as our auditors to hold office until the next annual meeting of Shareholders.

Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers, Chartered Accountants, as our auditors to hold office until the next meeting of Shareholders and to authorize the directors to fix their remuneration.

Confirmation of New By-Laws

InterOil initially adopted its old by-laws ("Old By-Laws") in connection with its continuance into the YBCA in 2007. On April 24, 2013, the Board determined to repeal the Old By-Laws and adopt new by-laws ("New By-Laws") to, principally, implement advance notice provisions in respect of the election of directors at Shareholder meetings and also to include comprehensive procedures consistent with the YBCA and with by-laws of other public companies incorporated in Canada.

The New By-Laws approved by the Board are substantially similar to the Old By-Laws, The New By-Laws differ from the Old By-Laws in that the New By-Laws:

•	Introduce a new requirement that Shareholders give InterOil advance notice of and details about any proposal to nominate directors for election to the Board when nominations are not made by requisitioning a meeting or making a Shareholder proposal through the procedure set out in the YBCA.

o	Annual Shareholders’ meeting: notice must be given 30 to 65 days in advance of the meeting. If the meeting is to be held 50 days after the first public announcement of the meeting date, notice must be given within 10 days of such announcement.

o	Special Shareholders’ meeting (that is not also an annual meeting) called to elect directors: notice must be given within 15 days of first public announcement of the special meeting date.

The notice must include information about the proposed nominated director and the Shareholder making the proposal, as prescribed in Section 11 of the New By-Law.

This new requirement ensures all Shareholders, including those voting by proxy instead of in person at Shareholders' meetings, receive adequate notice and information about each nominated director so that they can make an informed voting decision in respect of the directors of InterOil.

•	Increase the quorum requirement for Shareholder meetings from 5% to 25% of the votes eligible to vote at the meeting, so InterOil requires a higher participation for a Shareholder meeting to proceed, consistent with proxy advisory firm recommendations.

•	Include provisions authorizing the Board to delegate powers of the directors, other than: submission of matters to Shareholders for approval, filling a vacancy among the directors or the auditor, appointing additional directors, issuing securities, declaring dividends, acquiring shares issued by InterOil, paying a commission on the sale of shares, approving a management proxy circular, approving financial statements, amending the by-laws or exercising any other power which under the YBCA a committee of directors has no authority to exercise.

•	Include provisions governing conflicts of interests of directors.

•	Introduce a comprehensive by-law authorizing the Board to cause InterOil to borrow money and give guarantees and security, which authority may be delegated to one or more director or officer.

•	Clarify that InterOil will indemnify a director or officer, former director or officer and any other individual permitted by the YBCA to be indemnified in the manner and to the fullest extent possible under the YBCA.

•	Permit InterOil to hold Shareholders' meetings by electronic means, and Shareholders to participate in, and vote at, meetings by electronic means.

•	Include applicable references to the securities transfer legislation relating to the transfer of securities.

•	Include flexibility to accommodate the use of electronic book-based or other non-certificated systems.

•	Include a provision to facilitate the payment of dividends.

•	Include a number of minor amendments to ensure that the New By-Laws conform to the provisions of the YBCA and allow InterOil to respond to evolving corporate practices, including amongst others, comprehensive provisions regarding procedures governing shareholder and director meetings and the appointment and replacement of officers.

The foregoing summary of the principal differences between the Old By-Laws and the New By-Laws is qualified in its entirety by reference to the complete text of the New By-Laws and, in the event of any conflict between the provisions thereof and this summary, the New By-Laws will govern.

The New By-Laws are set out in Appendix “A” and Appendix “B” to this Circular. The New By-Laws and the Old By-Laws are also available on SEDAR (www.sedar.com), or you can request copies from InterOil's Corporate Secretary at 111 Somerset Road, TripleOne Somerset, #06-05, Singapore 238164. You can also obtain a copy of the New By-Laws on our website (www.interoil.com).

Shareholder Approval Requirement

Although the New By-Laws became effective on April 24, 2013, Shareholders must confirm the New By-Laws by ordinary resolution (the “By-Law Resolution”) at the Meeting in accordance with the provisions of the YBCA. If Shareholders do not approve the By-Law Resolution, the New By-Laws will no longer be valid and the Old By-Laws will once again be the by-laws that regulate InterOil's business and affairs.

The Board recommends that you vote FOR the By-Law Resolution to approve and adopt the New By-Laws and repeal the Old By-Laws.

Following is the text of the By-Law Resolution to be considered by the Shareholders at the Meeting:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The new by-laws of InterOil Corporation ("InterOil") adopted by InterOil on April 24, 2013 are approved and confirmed, and the previous by-laws of InterOil are repealed, all as set forth in the management information circular of InterOil dated May 14, 2013.

2.	The directors of InterOil may revoke this resolution before it is acted upon, without further approval of the Shareholders.

3.	Any one or more directors or officers of InterOil, are authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution."

Unless otherwise directed in the proxy, the persons named in the proxy intend to vote in favour of the By-Law Resolution confirming and approving the New By-laws and repealing the Old By-Laws as set forth in this Circular.

Ratification of NEW Shareholder Rights Plan

InterOil initially adopted a shareholder rights plan on May 28, 2007, which was approved by the Shareholders at the annual and special meeting of Shareholders held on June 25, 2007, and which agreement was subsequently amended on June 25, 2010 and ratified by the Shareholders at the annual and special meeting of the Shareholders held on June 25, 2010 (the "Original Rights Plan").

The Original Rights Plan expired on the close of business on May 29, 2013 in accordance with the provisions of the Original Shareholder Rights Plan. The Board, in the exercise of its fiduciary duties to the Corporation, determined that it was, and continues to be, advisable to maintain a shareholder rights plan and, in this regard, InterOil and Computershare Investor Services Inc., as rights agent, entered into a new shareholder rights plan agreement on April 24, 2013 (the "New Rights Plan"), which New Rights Plan became effective on May 29, 2013 concurrent with the termination of the Original Rights Plan.

InterOil believes that the New Rights Plan is an important tool for the protection of Shareholders. It remedies certain limitations of the applicable securities legislation and creates the basis for a fair auction process if a bidder makes an offer for all of the Common Shares. Many public companies have adopted rights plans on a similar basis.

InterOil adopted both the Original Rights Plan and the New Rights Plan to ensure, to the extent possible: (i) that all Shareholders are treated fairly in connection with any take-over offer for the Corporation and (ii) in the event of an unsolicited bid, to ensure that the Board is provided with a sufficient period of time to evaluate unsolicited Take-over Bids (as defined herein) and to explore and develop alternatives to maximize Shareholder value.

Take-over bids can be coercive or discriminatory, or initiated at a time when it may be difficult for the Board to prepare an adequate response. These kinds of offers may result in Shareholders receiving unequal treatment or not realizing the full and fair value of their investment in InterOil. Both the Original Rights Plan and the New Rights Plan discourage these kinds of offers by creating potential significant dilution to the offeror by issuing contingent rights to all Shareholders to acquire additional Common Shares at a significant discount to the prevailing market price that could, in certain circumstances, be exercised by all Shareholders other than an offeror and its associates, affiliates and joint actors. An offeror can avoid the potential dilution by making an offer that either:

•	qualifies as a "permitted bid" under the New Rights Plan and therefore meets certain specified conditions (including a minimum deposit period of 60 days) and aims to ensure that all Shareholders are treated equally, or

•	does not qualify as a "permitted bid" but is negotiated with InterOil, and is exempted from the New Rights Plan because it can bargain for agreed terms and conditions that it believes are in the best interests of Common Shareholders.

New Rights Plan

The New Rights Plan approved by the Board is substantially similar to the Original Rights Plan, which expired on May 29, 2013. The New Rights Plan differs from the Original Rights Plan in that it amends the Original Rights Planed to:

•	extend the term of the shareholder rights plan for an additional six year period to 2019, provided Shareholders ratify the New Rights Plan at this meeting and at the annual meeting of Shareholders to be held in the year 2016 (if such ratification is not received, the New Rights Plan will terminate at the termination of such meeting);

•	ensure that the New Rights Plan is consistent with "new generation" shareholder rights plans recommended by proxy advisory firms;

•	remove references to the Toronto Stock Exchange and its policies, which were applicable in 2007, but no longer apply, as the Common Shares no longer trade on the Toronto Stock Exchange;

•	remove the requirement to convert monetary amounts into Canadian dollars, as the Common Shares are no longer listed on a Canadian exchange or traded in Canadian dollars;

•	change the exercise price to acquire a right under the plans from a fixed amount equal to CDN$2000 (initially CDN$100) to an amount equal to three times the market value of the Common Shares to recognize changes to market price of the Common Shares;

•	expand the acquisitions exempt from the application of the shareholder rights plan to include: (i) an acquisition of Common Shares under an amalgamation, merger, arrangement or other statutory procedure which by their nature require Shareholder approval, and (ii) an acquisition of Common Shares made as an intermediate step in a series of related transactions in connection with the acquisition by us of a person or assets, provided that the acquiror of the shares distributes or is deemed to distribute these shares to its securityholders within 10 business days of the completion of the acquisition and, following the distribution, no person has become the beneficial owner of 20% or more of Common Shares then outstanding;

•	remove the "grandfather" exemption to the application of the rights plan, which was in place in the Original Rights Plan to recognize that one Shareholder, at such time, beneficially owned in excess of 20% of the outstanding Common Shares; and

•	clarify the meaning of certain defined terms and make certain other minor amendments.

A summary of the New Rights Plan is contained in Appendix “C” to this Circular. A copy of the New Rights Plan is available on SEDAR (www.sedar.com), or you can request copies from InterOil's Corporate Secretary at 111 Somerset Road, TripleOne Somerset, #06-05, Singapore 238164. You can also obtain a copy of the New Rights Plan on our website (www.interoil.com).

Shareholder Approval Requirements

At the Meeting, Shareholders will be asked to consider and, if thought appropriate, pass an ordinary resolution to approve and adopt the New Rights Plan.

Shareholder approval of the New Rights Plan is required under the terms of the New Rights Plan. To pass, the ordinary resolution (the “Rights Plan Resolution”) in respect of the New Rights Plan to be considered by the Shareholders at the Meeting, in substantially the form set out below, must be approved by a majority of the votes cast by Shareholders and a majority of the "Independent Shareholders" (as such term is defined in the New Rights Plan). InterOil is not currently aware of any Shareholder whose votes will be ineligible to be counted towards the Rights Plan Resolution to approve the New Rights Plan or any Shareholder which would not qualify as an Independent Shareholder.

The Board recommends that you vote FOR the Rights Plan Resolution to approve and confirm the New Rights Plan.

If the New Rights Plan is not ratified by Shareholders at the Meeting, the New Rights Plan shall terminate as at the termination of the Meeting, and all outstanding Rights issued under the New Rights Plan shall terminate and be of no further force and effect as at and after the termination of the Meeting.

The following is the text of the Rights Plan Resolution to be considered by the Shareholders at the Meeting:

"IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the shareholder rights plan agreement dated April 24, 2013 between InterOil Corporation ("InterOil") and Computershare Investor Services Inc., as rights agent, substantially as described in the Management Information Circular of InterOil dated May 14, 2013 and the issuance of the rights as contemplated thereby, is hereby approved and ratified;

2.	the directors of InterOil may revoke this resolution before it is acted upon without further approval of the Shareholders; and

3.	any one director or officer of InterOil be is authorized for and on behalf of InterOil to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, certificates, documents, directions, notices, acknowledgments and receipts and to perform and to do all such other acts and things as such director or officer in his or her discretion may consider to be necessary or advisable for the purposes of giving effect to this resolution."

Unless otherwise directed in the proxy, the persons named in the proxy intend to vote in favour of the Rights Plan Resolution approving and adopting the New Rights Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The role of the Compensation Committee is to: (i) discharge the Board’s responsibilities relating to fair and competitive compensation of InterOil's chief executive officer, senior executives and directors; (ii) review and approve an annual report on executive compensation for inclusion in the management information circular for the annual meeting of Shareholders; and (iii) administer, approve and evaluate the director and officer compensation plans, policies and programs, including the Corporation’s 2009 Stock Incentive Plan (the “Stock Plan”). The responsibilities of the Compensation Committee are set out in detail at Appendix "D" to this Circular. The Compensation Committee's role, composition, duties and responsibilities are set forth in its Charter which was approved by our Board and is available on our website at www.interoil.com.

Members of the Compensation Committee during the financial year ended December 31, 2012 were Dr. Gaylen Byker (Chair) and Mr. Roger Lewis, each of whom was during the period independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101"). The members of the Compensation Committee have skills and experience relevant to their responsibilities. Both have held senior leadership positions in other organisations, (particularly as the former President of Calvin College in the case of Dr. Byker and as the former Group Financial Controller of Woodside Energy Limited in the case of Mr. Lewis) in which they have set, managed and implemented compensation policies and practices. Following the retirement of Mr. Edward Speal from the Board and its Compensation Committee in June 2010 and following reflection upon the composition of the Board and its various committees, the Board resolved that the minimum and actual number of members of the Compensation Committee be reduced to two for an interim period with an additional member to be appointed in 2013. Mr. Samuel Delcamp was appointed to the Compensation Committee on March 9, 2013. During 2012, all material compensation matters were reviewed and approved by the Compensation Committee composed of two independent directors.

Our executive compensation program is designed to be competitive with other companies in the oil and gas business, particularly those we view as competitors for business, employee talent, and shareholder investments. For certain executives, we also need to remain competitive more broadly as their skills and expertise are not industry-specific. We also recognize the need to provide compensation that encourages performance and retention of key employees and focuses on Shareholder value. The facts that our Corporation is in a development phase and operating in Papua New Guinea have been significant factors in determining our approach to compensating senior management.

A review of the Corporation’s compensation policy and approach for executive officers was undertaken under the supervision of the Compensation Committee in late 2010. This was reaffirmed and refined by the Corporation under the supervision of the Compensation Committee in early 2011 and remained relevant through 2012. During 2009, the Compensation Committee and Board reviewed and renewed InterOil's stock incentive plan, adopted the Stock Plan, and considered a policy for the grants of stock incentives to employees. The Stock Plan was amended in 2012 to authorize the Corporation to withhold amounts due for taxation arising on the grant or exercise of stock incentives. The Compensation Committee and the Board also revised our stock based remuneration strategy to emphasize the use of restricted stock units as the primary means of providing long term incentives for employees. The Compensation Committee also undertook reviews of the remuneration paid to non-executive directors during 2010 and, separately, executive directors during 2011. As a result of those reviews, changes were made to the compensation of non-executive directors in 2010 and the Chief Executive Officer in 2011, resulting in new non-executive directors and executive officers contractual agreements generated in 2011 which remained operative throughout 2012. In 2012, acting on advice from independent compensation consultant, Hay Group, the Compensation Committee reviewed and increased the remuneration of the Chairman in conjunction with Dr. Gaylen Byker assuming the role of non-executive Chairman in July 2012.

Elements of InterOil’s Compensation Program

Our compensation package for senior executives is comprised of three main elements: base salaries, annual incentives (or bonuses); and long term incentives provided as stock options to acquire Common Shares, or restricted stock units convertible into Common Shares pursuant to the Stock Plan (“Restricted Stock Units” or “RSUs”).

We generally aim to benchmark our compensation program for our employees with our peers every two to three years. A review is undertaken of the appropriate peer groups on each occasion, and differing peer groups are employed for United States-based directors and executive officers and Australian-based directors and executive officers. In 2010, the Compensation Committee retained the Hay Group to review the remuneration paid to each of the Corporation’s executive officers, undertake market comparisons and make recommendations. This work was completed in September of that year and it has not been considered necessary to update it during 2012. The market comparisons sourced in 2010 by the Hay Group employed published data from fifteen mid-sized, US-based oil and gas industry companies, some of which had operations in remote foreign locations, as well as data from the Hay Group’s executive remuneration database for US and Australian companies in the resources sector. In addition, data from the Hay Group’s executive remuneration database for US and Australian companies of comparable size ranges in the oil and gas, energy, utilities and resources sectors was employed, including Duke Energy, Schlumberger, and Pacific Gas & Electric from the United States and AGL Energy Limited, Woodside Energy Limited and Oz Minerals Limited from Australia. We have endeavoured to keep base salaries and annual bonuses as near to the benchmarked market mid-point as possible to ensure that we are able to attract and retain competent professionals for critical senior roles. Stock incentive grants have been used as a means to attract and retain these executives. We have also placed significant emphasis on stock-based compensation in order to align management's interest with our Shareholders. Each year, the Compensation Committee determines the amount, if any, and proportion of each type of long-term incentive for each director, officer and key employee. Based on advice obtained from the Hay Group during the reviews undertaken in 2010 and comparison with our peers, increasing use is being made of restricted stock units rather than stock options for this purpose. The General Manager Human Resources regularly monitors industry remuneration trends and makes recommendations for the Compensation Committee’s consideration. No other material changes were recommended in 2012 to the general remuneration philosophy comprising the elements of base salary, annual incentives and long term incentives provided as stock options or restricted stock units, although market comparators as to quantum yielded by the review were applied to executive agreements approved in 2011 and 2012, as noted below. This assessment and recommendation process also recognises the Corporation’s increased market capitalization and stability. The 2010 Hay Group analysis was instrumental in giving our Compensation Committee insight into industry practices and the relativity of InterOil’s executive remuneration. It has been used as a source reference for executive contracts as and when they fell due for negotiation or renewal, with the aim applying standardized remuneration philosophies and payment cycles for all senior executive officers, adjusted as considered necessary by the Compensation Committee to recognize individual performance and contribution.

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and for reviewing and approving all elements of compensation paid to the Chief Executive Officer and the Corporation’s other “named executive officers”, as defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”, (the “Named Executive Officers”) and other senior management employees.

The Compensation Committee reviewed the annual base salary of the then Chief Executive Officer, Mr. Mulacek, as well as parameters for his cash-based bonus, and stock incentive grants in June 2010. However, while certain changes were recommended and certain long term equity incentives granted, changes to salary and bonus parameters were not adopted until July 2011 and continued throughout 2012. This review process encompassed a number of factors, both quantitative and qualitative. The process included consideration of our performance, the value of similar incentive awards to chief executive officers of comparable companies and to the awards given to the Chief Executive Officer in past years, so that a compensation program could be developed and monitored for the Chief Executive Officer at a fair and competitive level, consistent with our Corporation's best interests.

Following the 2010 review of compensation paid to the then Chief Executive Officer, it was resolved that director’s fees would no longer be payable to him and he would no longer participate in stock incentive grants made to directors. A stock incentive grant was made to the Chief Executive Officer in June 2010, comprising both stock options and restricted stock units. Restricted Stock Unit grants were made in 2010 to the Chief Executive Officer, vested in equal proportions one year (2011) and two years (2012) from the date of grant subject to continued employment. These Restricted Stock Units vested on the due dates and were converted into Common Shares. A further grant of Restricted Stock Units was made to the Chief Executive Officer in 2012 vesting one year from the date of grant (July1, 2013) subject to continued employment (which condition was removed on the Chief Executive Officer’s retirement effective April 30, 2013).

Vesting under the terms of the stock options granted to the Chief Executive Officer in 2010 is conditional upon the occurrence of a positive final investment decision in the Corporation’s LNG project involving the development of gas liquefaction facilities to allow for the export and sale of liquid natural gas, when all licences, permits, approvals, contracts, financings, and design work have been completed and by which all relevant parties have formally approved the implementation of our LNG project. Vesting was also conditional upon continuing employment (which condition was removed on the Chief Executive Officer’s retirement). The Compensation Committee is also responsible for reviewing and approving all elements of compensation paid to the Corporation’s other Named Executive Officers and other senior management employees. The Committee generally undertakes this review in consultation with the Chief Executive Officer supported by recommendations from the General Manager, Human Resources.

A detailed review of the compensation paid to the Named Executive Officers, employing the services of the Hay Group to help benchmark against relevant peers and practices, was last concluded in 2010. The detailed review yielded substantial changes as to quantum, in line with appropriate market comparators, which were applied in the executive agreements approved in 2011 and 2012, as noted in the Notes to the Summary Compensation Table below. As part of that review and process, a stock option grant was made to Executive Vice President Corporate Development & Government Relations in June 2010, on terms and conditions corresponding to the grant of the stock options made to the Chief Executive Officer at that time, including occurrence of a positive final investment decision in the Corporation’s LNG project as described above. No such condition applies to options grants made to any other Named Executive Officer.

A benchmarking exercise was not deemed necessary in 2012 in consideration of global market indicators. The need for further studies will be considered in subsequent years taking these market indicators into account.

The total compensation paid to the Chief Executive Officer and other Named Executive Officers, and further details of their compensation, are included in the Summary Compensation Table and the Notes to that Table, below.

Base Salaries

Base salaries are designed to be at competitive levels and, when combined with the other components of the compensation program, are set to attract and retain suitably qualified and able executives and managers. Base salaries are generally set as near as possible to the mid-point of our benchmarked comparator group. In some instances, the market for certain senior key professionals has required divergence from that to salaries within the upper quartile of the comparator group in order to recognise individual performance and contribution and to secure their retention.

Annual Incentives

During the 2012 year, cash bonuses totalling $808,272 were earned by the Named Executive Officers, as listed in the Summary Compensation Table below. Contractual and performance based discretionary bonuses are employed as a means of allowing our executive officers and other managers and more senior employees to earn up to the upper quartiles of the comparator groups in the event that the Corporation’s overall financial status and operating performance is determined to warrant it. In the case of executive officers and senior managers, such determination is undertaken on a subjective basis and overseen by the Compensation Committee.

Long-Term Incentives

Long-term incentive compensation provides a reward for business success in future years and is linked to Shareholders' interests. We believe that the provision of equity incentives for our senior management and more senior employees is an essential feature of our compensation program. We grant long-term incentives periodically to promote alignment of management interests with that of Shareholders and assist with the attraction and retention of key, well-performing executives. This type of award may consist of restricted stock, stock options or other equity or performance-based compensation, all of which are granted pursuant to the Stock Plan. In past years, stock options have primarily been employed although restricted stock units are being used increasingly following a review undertaken in 2010 and a comparison with market norms. Each year, making reference to the respective executive’s contractual agreements, the Compensation Committee determines the amount and proportion of each type of long-term incentive for each officer and for key senior employees. In 2011, the process employed for the calculation and grant of equity incentives for senior employees on an annual basis was also extended to executive officers. This approach was reversed in 2012 on activation of new employment terms. While stock options are not generally being granted under this annual performance review, they are still considered an appropriate incentive tool when attracting new executives and are intended to continue to be employed in other instances from time to time.

The Compensation Committee generally subjects stock incentive grants to a vesting schedule. Vesting generally occurs between one and three years from grant and may, in the case of stock options, be subject to the satisfaction of defined performance-related conditions generally relating to attainment of final investment decisions by the Corporation in either the planned condensate stripping project or LNG project being developed and/or to delivery of commercial cargoes of condensate or liquid natural gas. (The only performance-related conditions attaching to options granted to Named Executive Officers are as described above.) In the case of options, the exercise price is established as the fair market value of our Common Shares on the date the options are granted, in accordance with the provisions of the Stock Plan, which in turn have been derived from applicable market rules of the New York Stock Exchange. In the case of restricted stock, the number of units is established by reference to that fair market value of our Common Shares on the date of grant. To determine the amount of stock incentive awards, the Compensation Committee considers the fact that stock incentives constitute a portion of the compensation package that we use to attract and retain qualified executives, the employee’s performance during the past year, as well as the employee's ability to influence our future performance. The Compensation Committee also takes into account the number of outstanding and unvested awards held, as well as the size of previous awards made to both the intended executive or employee and their peers. The number of stock incentives granted is designed to give rise to a total annual remuneration, including this long term incentive component, which places the relevant officers and executive employees in the upper quartile of the comparator group.

During 2012, we awarded options to purchase a total of 90,000 Common Shares and restricted stock units convertible into 97,850 Common Shares, of which options to purchase a total of 30,000 Common Shares and restricted stock units convertible into 18,360 Common Shares were granted to Named Executive Officers and directors. By their nature, stock options only have value to those receiving them if the value of our Corporation grows. Restricted stock units, which are generally granted in much smaller numbers recognising their higher value, have increasing value as the value of the Corporation grows. The difference between the number of restricted stock units and stock options to be granted to a particular employee will be less however, if the volatility of the Corporation’s stock price is higher.

COMPENSATION CONSULTANT

In 2012 the Compensation Committee engaged independent compensation consultant, Hay Group, to provide advice on compensation matters relevant to the remuneration of the Chairman, Dr. Gaylen Byker, in connection with his assuming that role in July, 2012.

Other services provided by the Hay Group to the Corporation’s human resources management group in 2012 consisted of various recruitment activities for several positions based in Singapore, some Australian-based recruitment activities under retainer and provision of a survey of remuneration paid within the resources industry in Papua New Guinea. The Corporation’s human resources group also maintains annual Hay Group international on-line survey membership used primarily to assess non-executive position classifications for market benchmarking analysis and pricing. These activities were not (nor were required to be) either pre-approved or supervised by the Compensation Committee. To the extent management of the Corporation wishes to engage the Hay Group to provide similar other services, neither the Compensation Committee nor the Board would be required to pre-approve such other services.

Executive compensation – related fees

In discharging its responsibilities, the Compensation Committee takes into consideration information and advice provided by management, industry compensation surveys and publicly available executive compensation data, as well as the information and recommendations provided by the Hay Group where applicable. Fees paid to the Hay Group during 2012 in relation to the compensation matters relevant to the non-executive Chairman in 2012 were CDN$19,291.

All other fees

Total fees paid to the Hay Group for all other services, including provision of surveys, recruitment activities and provision of contract staff amounted to $27,904 for the year ended December 31, 2012. Such fees totalled $228,837 in 2011.

Hedging

Under our Insider Trading Policy, employees (including Named Executive Officers and directors) are prohibited from engaging in any short selling activities and from transacting in put or call options of any kind in relation to the Corporation’s securities. Compliance with this policy is overseen by the Compensation Committee. None of our Named Executive Officers or directors purchased or had in place any financial instruments in relation to any of the Corporation’s securities in 2012.

Risks of Compensation Policies and Practices

The Board and the Compensation Committee from time to time consider the implication of the risks associated with the Corporation's compensation policies and practices. The Corporation's compensation policies and practices give greater weight toward long-term incentives to mitigate the risk of encouraging short-term goals at the expense of long-term sustainability. The discretionary nature of the awards under the Stock Plan are significant elements of the Corporation's compensation plans and provide the Board and the Compensation Committee with the ability to reward historical performance and behaviour that the Board and the Compensation Committee consider to be aligned with the Corporation's best interests. The Corporation does not establish performance goals that would encourage short term goals at the expense of long term goals.

Summary Compensation Table

The following table sets forth information concerning the total compensation earned during the financial years ended December 31, 2012, 2011 and 2010, by each of the Chief Executive Officer, the Chief Financial Officer, and the three other most highly compensated executive officers at December 31, 2012 whose total compensation was, individually, more than CDN$150,000 for the financial year ended December 31, 2012 (collectively, the "Named Executive Officers"). All amounts were paid in U.S. dollars unless otherwise disclosed.

Name and principal position	Year	Salary ($)	Option based Awards(1) ($)	Share-based Awards(2) ($)	Non-equity incentive plan compensation(3) ($)		All other compensation ($)		Total compensation ($)
					Annual incentive plans
Phil E. Mulacek (4)	2012	1,488,462	–	–	–		190,911	(5)(15)	1,679,373
Chief Executive Officer	2011	587,776	–	–	–		107,670		695,446
	2010	589,847	7,141,505	785,491	1,200,000		174,296		9,891,139

Collin F.	2012	658,311	–	–	124,272		66,493	(9)(10)	849,076
Visaggio(6)(7)(11)	2011	466,464	–	240,023	92,869	(8)	92,743		892,099
Chief Financial Officer	2010	380,147	–	–	82,531	(8)	77,574		540,252

Christian Vinson (12)	2012	1,155,744	–	–	300,000		30,537	(8)	1,486,281
Director &	2011	375,122	–	–	150,000		–		525,122
Executive Vice President	2010	452,108	3,570,753	418,967	–		1,482		4,443,310

William Jasper III(13)	2012	511,246	–	–	266,500	(14)	115,082	(10)(15)	810,328
President & Chief	2011	276,875	–	210,020	192,500	(14)	13,651		693,046
Operating Officer	2010	263,125	–	–	197,500	(14)	13,494		474,119

Wayne Andrews	2012	390,702	1,089,076	–	200,000		15,605	(15)	1,695,383
Vice President Capital	2011	313,950	1,417,798	–	200,000		12,603		1,944,351
Markets	2010	241,500	1,345,413	–	100,000		11,053		1,697,966

Notes to the Summary Compensation Table

(1)	The Corporation has calculated the grant date fair value of the Options granted to Named Executive Officers using the Black-Scholes-Merton model. The Corporation chose the Black-Scholes-Merton model because it is recognized as the most common methodology used for valuing Options and doing value comparisons. There were no differences noted between the grant date fair value and accounting fair value for Share-based and option-based awards noted in the above table. The grant date fair value is calculated using the Black-Scholes-Merton model based on the following assumptions:

Year	Period	Risk free interest rate (%)	Dividend Yield	Volatility (%)	Weighted average expected life for options
2012	Jan 1 to Dec 31	0.5	–	80	5.0
2011	Apr 1 to Dec 31	0.4	–	78	5.0
2011	Jan 1 to Mar 31	1.2	–	79	5.0
2010	Jul 1 to Dec 31	0.8	–	86	5.0
2010	Jan 1 to Jun 30	1.2	–	86	5.0

(2)	Grants of restricted stock units are valued on the basis of the fair value of the Common Shares, as defined in the Stock Plan as the average of the opening and closing prices quoted on the New York Stock Exchange on the date of grant.
(3)	Except as specifically noted below, all amounts earned in a year were paid, in accordance with their terms, in the following year.

(4)	As a founding director of the Corporation, Chief Executive Officer, Mr. Phil Mulacek, had no written employment agreement in place prior to March 2012. In 2011 a contract was negotiated to reflect Mr. Mulacek’s function as then Chief Executive Officer. These negotiations and the subsequent written contract entered into in March 2012 and effective as of July 1, 2011, took cognizance of the benchmarking principles in the Hay Group analysis (described above), and Mr. Mulacek’s individual performance and contribution since the Hay Group analysis was undertaken, and recognized the significance of his retention by the Corporation. Remuneration payable under the written agreement was paid retrospectively from the effective date of the agreement (July 1, 2011). Mr. Mulacek’s one-off retrospective payment of $474,013 represents part of the increase in his compensation between 2011 and 2012. The remainder of the increase reflects additional compensation approved for Mr. Mulacek under his written employment agreement, being increased salary components commensurate with the Hay Group principles, unpaid new bonus entitlements under his new contractual terms and travel and expatriate housing supplement. See also “Elements of InterOil’s Compensation Program”, above.
(5)	The amount in 2012 consisted of housing and travel allowances paid in cash. The amount in 2011 consisted of housing and travel allowances paid in cash, together with $75,000 in management fees paid to Petroleum and Independent Exploration Corporation (“PIE”) as the general manager of S.P. InterOil, LDC. PIE is a company controlled by Mr. Mulacek and owned by him with other members of his family. Payment of management fees to PIE ceased from July 1, 2011. The amount in 2010 included $9,000 directors’ fees paid until June 30, 2010 when payment of such fees to executive directors ceased and $150,000 in management fees paid to PIE
(6)	The cash-based compensation of Australian-based employees is paid in Australian dollars (“AU$”). Amounts for 2012 have been converted into U.S. dollars at an exchange rate of 1.0350, being the average rate quoted by OANDA for that year. Amounts for 2011 have been converted into U.S. dollars at an exchange rate of 1.0319, being the average rate quoted by OANDA for that year. Amounts for 2010 have been converted into U.S. dollars at an exchange rate of 0.9170, being the average rate quoted by OANDA for 2010.
(7)	The employment agreement of Chief Financial Officer, Mr. Collin Visaggio expired and was renewed with effect from February 1, 2012. The new agreement contained an increase to base salary recognizing his performance and contribution to the Corporation and the significance of his retention by the Corporation. An element of the increase also reflected an increase in his base salary in lieu of living away from home allowance.
(8)	Amount earned and paid in the same year.
(9)	Statutory superannuation contributions made to Australian-based employees mandated by Australian law.
(10)	The amount in 2012, 2011 and 2010 consisted of housing and/or travel allowances paid in cash.
(11)	As a result of an overpayment made by the Corporation in error in 2010, actual payments to Mr. Visaggio as cash–based incentive in 2011 as presented in the table are net of offsets made to recover the amounts. At the end of 2011, AU$60,000 remained to be recovered by way of offsets against payments to be made by the Corporation to Mr. Visaggio during 2012. The process was completed in June 2012, at which time no amount remained outstanding.
(12)	As a founding director of the Company, Executive Vice President Corporate Development & Government Relations Mr. Christian Vinson had no written employment agreement in place prior to March 2012. In 2011 a contract was negotiated to reflect Mr. Vinson’s function as Executive Vice President Corporate Development & Government Relations. As with Mr. Mulacek, these negotiations and the subsequent written contract (entered into in March 2012 and effective as of July 1, 2011), took cognizance of the benchmarking principles in the Hay Group analysis and Mr. Vinson’s individual performance and contribution since the Hay Group analysis was undertaken, and recognized the significance of his retention by the Corporation. Remuneration payable under this written agreement was paid retrospectively from the effective date of the agreement (July 1, 2011). Mr. Vinson’s one-off retrospective payment of $227,916 represents part of the increase in his compensation between 2011 and 2012. The remainder of the increase reflects additional compensation approved for Mr. Vinson under his written employment agreement, being increased salary component commensurate with the Hay Group principles, unpaid new bonus entitlements under his new contractual terms and travel and expatriate housing supplement.
(13)	Following the expiry of the original employment agreement entered into with Mr. William Jasper, President & Chief Operating Officer on September 18, 2006, a new agreement was negotiated and entered into with effect from September 19, 2011. The renewed agreement adopted the principles of the Hay Group analysis, and as a result Mr. Jasper’s base salary and contractual cash bonus were increased. Mr. Jasper continued working under his original terms and conditions during the renegotiation process. The renewed written agreement was not ratified and approved for payment until June 2012 at which time all payments from the effective date (September 19, 2011) were approved for payment and were made retrospectively. Mr. Jasper’s one-off retrospective payment of $167,653 represents part of the increase in his compensation between 2011 and 2012.
(14)	For 2010, the amount of $62,250 was earned and paid in the same year. For 2011, the amount, of $64,250 was earned and paid in the same year. For 2012, the amount, $57,500 was earned and paid in the same year.
(15)	The amount in 2012 consisted of US on-costs (employer contributions to Social Security, Medicare and Federal Unemployment Levy).

Incentive Plan Awards

Outstanding Awards

The following table sets forth information regarding all share/option-based awards outstanding as at December 31, 2012 for each Named Executive Officer.

Option-based Awards						Share-based Awards(2)
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	No. of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Phil E. Mulacek
	2008	30,000	33.82	22/06/13	651,300	–	–
	2010	200,000	52.76	21/06/15	554,000	–	–
Collin F. Visaggio
	2008	30,000	33.82	22/06/13	651,300	–	–
	2008	185,000	9.80	25/11/13	8,460,050	–	–
	2011	–	–	–	–	3,208	178,140
Christian Vinson
	2008	16,667	33.82	22/06/13	361,841
	2010	100,000	52.76	21/06/15	277,000
William J. Jasper III
	2011	–	–	–	–	2,807	155,873
Wayne Andrews
	2009	110,000	15.79	11/01/14	4,371,400
	2010	30,000	66.58	17/08 15	–
	2011	30,000	74.82	24/03/16	–
	2012	30,000	57.24	22/03/17	–

Notes:

(1)	The closing price for the Corporation’s Common Shares quoted on the New York Stock Exchange on December 31, 2012, which forms the basis for this calculation, was $55.53. Some of the options identified above for which values are quoted had not vested and were not able to be exercised as at December 31, 2012.
(2)	The only share based awards granted by the Corporation consist of restricted stock units or RSU’s. All RSU’s granted by the Corporation are distributed as Common Shares as soon as practicable after the vesting date has occurred such that as at December 31, 2012 there were no share based awards not paid out or distributed and the market or payout value of vested share based awards not paid out or distributed as at that date is nil.

The following table sets forth the dollar value that would have been realized if options or restricted stock units held by the Named Executive Officers had been exercised on the vesting date.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – value vested during the year(2) ($)
Phil E. Mulacek	547,800	523,611
Collin F. Visaggio	365,200	–
Christian Vinson	304,358	279,250
William Jasper III	–	–
Wayne Andrews	1,915,950	–

Notes:

(1)	The market price employed in this calculation is the closing price of the Common Shares on the New York Stock Exchange on the vesting date. The exercise or grant price is subtracted from this and the net amount multiplied by the number of Common Shares under the vested option.
(2)	The market price employed in this calculation is the closing price of the Common Shares on the New York Stock Exchange on the vesting date.

Stock Plan

The 2009 Stock Incentive Plan (the "Stock Plan") was adopted and approved by Shareholders at the annual and special meeting of Shareholders held on June 19, 2009. The purpose of the Stock Plan is to foster and promote the long-term financial success of the Corporation and to increase Shareholder value by: (a) encouraging the commitment of selected key employees, consultants and outside directors, (b) motivating superior performance of key employees, consultants and outside directors by means of long-term incentives, (c) encouraging and providing key employees, consultants and outside directors with a program for obtaining ownership interests in the Corporation that link and align their personal interests to those of the Shareholders, (d) attracting and retaining key employees, consultants and outside directors by providing competitive compensation opportunities, and (e) enabling key employees and outside directors to share in the long-term growth and success of the Corporation.

The Stock Plan permits the Compensation Committee to grant incentive awards to outside directors, employees and to certain consultants, which awards include non-statutory stock options, incentive stock options, stock appreciation rights, restricted stock awards, restricted stock-based awards and other stock-based awards, as well as supplemental payments with respect thereto. Some of the incentive rights may require the satisfaction of performance-based criteria in order to be payable to participants. Such rights are an important component of the total compensation package offered to employees and to consultants, reflecting the emphasis that InterOil places on motivating and rewarding superior results with long-term, performance-based incentives.

The maximum number of Common Shares reserved for issuance issued under the Stock Plan is set at 2,000,000 Common Shares. A maximum of 500,000 Common Shares may be issued upon exercise of incentive stock options. Any Common Shares subject to an award under the Stock Plan that are forfeited, cancelled, returned to InterOil for failure to satisfy conditions or otherwise terminated without an issuance of (including payment of an option price by withholding shares) Common Shares will not be counted against the maximum share limitations of the Stock Plan and may again be used for awards under the Stock Plan. The maximum aggregate number of shares attributable to incentive awards that may be granted or may vest in any calendar year pursuant to any incentive award for a named executive officer is 300,000 and the maximum cash payout in any calendar year which may be made to such officer is US$5 million.

The Stock Plan is administered by the Compensation Committee. Subject to the terms of the Stock Plan, the Compensation Committee has the power to select the persons eligible to receive incentive awards, the type and amount of incentive awards to be awarded, and the terms and conditions of such awards. The Compensation Committee has the authority to interpret the Stock Plan and establish, amend or waive rules necessary or appropriate for the administration of the Stock Plan.

No incentive stock options may be exercisable for more than ten years from the date of grant, or, in the case of an incentive stock option granted to an employee who owns or is deemed to own more than 10% of the outstanding Common Shares, five years from the date of grant.

Rights under any award may not be transferred except by will or the laws of descent and distribution or a qualified domestic relations order. However, the Compensation Committee may, in its discretion, authorize in the applicable award agreement the transfer, without consideration, of all or a portion of a non-statutory stock option by a participant in the plan to family members, trusts and entities owned by immediate family members.

Unless provided otherwise in the applicable award agreement, in the event of a change in control, as defined in the Stock Plan, all outstanding awards shall become 100% vested, free of all restrictions, immediately and fully exercisable and deemed earned in full and payable as of the day immediately preceding the change in control.

Under the Stock Plan, InterOil may issue Common Shares from treasury or purchase Common Shares on the open market or otherwise.

The Board has the power and authority to terminate or amend the Stock Plan at any time; provided, however, the Board may not, without the approval of Shareholders: (i) other than as a result of a dilutive event, increase the maximum number of Common Shares which may be issued under the Stock Plan; (ii) amend the requirements as to the class of employees eligible to purchase Common Shares under the Stock Plan; (iii) extend the term of the Stock Plan; (iv) increase the maximum limits on awards to covered employees as set for compliance with the performance-based exception provisions of the Stock Plan; or (v) decrease the authority granted to the Compensation Committee under the Stock Plan in contravention of Rule 16b-3 under the United States Securities Exchange Act of 1934. In addition, to the extent that the Compensation Committee determines that the listing requirements of any national securities exchange or quotation system on which the Common Shares is then listed or quoted, or the United States Internal Revenue Code or regulations promulgated thereunder, require Shareholder approval in order to maintain compliance with such listing requirements or to maintain any favourable tax advantages or qualifications, then the Stock Plan shall not be amended without Shareholder approval. No amendment to the Stock Plan may adversely affect any rights of a holder of an outstanding award under the Stock Plan without such holder's consent.

The Stock Plan was amended in 2012 to authorize the Corporation to withhold amounts necessary to meet the Corporation’s obligations for taxation arising on or in connection with the grant or exercise of incentive awards under the Stock Plan.

Unless otherwise provided by the Compensation Committee in the award agreement, the period during which vested awards may be exercised following a termination of employment is as follows: (i) if a participant's employment is terminated for any reason other than as a result death, disability, retirement or for cause, the vested portion of such award is exercisable for the lesser of the expiration date set out in the applicable award agreement or 90 days after the date of termination of employment; (ii) in the event of the termination of participant's employment for cause, all vested awards immediately expire; (iii) upon a participant's retirement, any vested award shall expire on the earlier of the expiration date set out in the award agreement for such award or one year after the date of retirement (three months in the case of incentive stock options); and (iv) upon the death or disability of a participant, any vested award shall expire on the earlier of the expiration date set forth in the award agreement or the one year anniversary date of the participant's death or disability.

Stock Options

The Compensation Committee may grant "non-statutory stock options" and "incentive stock options"; however, incentive stock options may only be granted to employees. The aggregate "Fair Market Value" (as defined below) of the Common Shares with respect to which incentive stock options become first exercisable by any participant during any calendar year cannot exceed $100,000. Historically, the Corporation has only granted non-statutory stock options. The exercise price under a stock option shall not be less than the Fair Market Value per share on the date of grant. "Fair Market Value" is defined as the average of the opening and closing prices of a Common Share on the date as of which Fair Market Value is to be determined, or if no such sales were made on such date, the closing sales price on the immediately preceding business day of a Common Share as reported on the New York Stock Exchange.

The exercise price for Common Shares acquired on exercise of a stock option must be paid in cash, or, if approved by the Compensation Committee, delivery of Common Shares with a Fair Market Value equal to the exercise price of the stock option, the withholding of shares that would otherwise be issuable upon exercise, participation in a "cashless exercise'' arrangement, or payment of any other form of consideration acceptable to the Compensation Committee.

Stock Appreciation Rights ("SARs")

A SAR provides the holder with the right to receive a payment in Common Shares equal to the excess of the Fair Market Value of a specified number of Common Shares on the date the SAR is exercised over a SAR price specified in the applicable award agreement. The SAR price specified in an award agreement must be equal to or greater than the Fair Market Value of the Common Shares on the date of the grant of the SAR. SARs are subject to the terms as the Compensation Committee may specify and may not generally be exercisable prior to six months from the date of grant.

Restricted Stock

An award of restricted stock is an award of Common Shares that is subject to restrictions or limitations as set out in the Stock Plan and in the related award agreement. Restrictions may include the time or times within which such award may be subject to forfeiture and any performance goals which must be met. Except for the right to vote the Commons Shares (unless otherwise provided in the applicable award agreement) and limitations on transfer or limitations set out in the applicable award agreement, holders of restricted stock shall have all of the rights of a Shareholder, including, if provided in the applicable award agreement, the right to receive any dividends thereon. Unless otherwise provided in an award agreement, upon the termination of a participant's employment, the non-vested portions of all outstanding awards will terminate immediately.

Other Stock-Based Awards

The Compensation Committee may grant other stock-based awards, which include awards payable in Common Shares (that are not subject to restrictions), restricted stock units, Common Shares awarded subject to the satisfaction of specified performance criteria, convertible or exchangeable debentures, other rights convertible into Common Shares and incentive awards valued by reference to performance criteria, which awards are payable in cash or Common Shares.

Retirement Plan Benefits

InterOil has not adopted any retirement plan, pension plan or deferred compensation plan.

Disclosure of Termination and Change of Control Benefits

Termination and change of control payments are provided for in employment agreements with each of the Named Executive Officers as described below. These provisions were negotiated with those officers as important requirements for their attraction to and/or retention by the Corporation. The triggers for their application and the amounts payable in the event they are activated were determined by negotiation and having regard to market norms for executives of their level at the time. Key elements are summarized as follows:

Phil Mulacek –Chief Executive Officer

In February 2012, we entered into an employment agreement with Phil Mulacek as then Chief Executive Officer. No contract had previously been in existence governing our employment relationship with Mr. Mulacek. The employment contract provided for an initial three year term and for automatic one year extensions thereafter in the absence of notice of termination from the Corporation.

The employment contract provided that if during the term of employment Mr. Mulacek's employment was (i) terminated by us except for "Cause" before or after a “Change of Control”; (ii) terminated due to "Disability"; (iii) terminated by him for "Good Reason"; or (iv) terminated within 3 years following a “Change of Control” of the Corporation, then Mr. Mulacek would be entitled to be paid, in the aggregate and within 30 days, (a) a lump sum amount equal to $3,600,000, (b) all accrued and unused annual leave which leave had accrued at the rate of 60 days per year from the commencement of the employment agreement, (c) an amount equivalent to 365 days’ paid annual leave as a “Foundation Leave Benefit”, and (d) an annual bonus amount equivalent to 50% of Mr. Mulacek’s base salary pro-rated from the commencement of the calendar year until the date of termination.

Payments were subject to certain conditions including, (i) provision by Mr. Mulacek of a general release to the Corporation in an agreed form within 21 days of termination, (ii) not competing with the Corporation’s business or soliciting its employees for 90 days after such termination, and (iii) maintaining confidentiality of the Corporation’s “Confidential Information”.

In the event of Mr. Mulacek’s death during his employment under the employment contract, his estate beneficiaries would be entitled to receive a lump sum payment of $3,600,000, together with any other accrued and unpaid benefits existing at his death.

We were permitted to terminate Mr. Mulacek's employment contract for "Cause". Cause includes wilful neglect or misconduct resulting in material damage to the Corporation, wilful and repeated refusal or failure to perform or wilful disregard of his duties, conviction of any felony, acts of fraud, embezzlement or misappropriation, conviction for discrimination against or harassment of any employee, or breach of the covenants in the agreement.

Mr. Mulacek retired as an employee of InterOil effective 30 April 2013.

Christian Vinson – Executive Vice President Corporate Development & Government Affairs

In June 2012, we entered into an employment agreement with Christian Vinson as Executive Vice President. No contract had previously been in existence governing our employment relationship with Mr. Vinson. The employment contract provides for an initial five year term.

Under the terms of Mr. Vinson’s employment contract, in the event of resignation or termination by the Company at any time for any reason, Mr. Vinson is entitled to receive Gross Base salary to the effective termination date, annual cash bonus and annual RSU allotment on a pro-rata basis calculated up to and including termination date and any amount of accrued leave due in lieu of having taken that leave.

In the event of (i) resignation or termination (other than for “Cause”) on or after the first anniversary of the Commencement Date; or (ii) termination within three calendar months of a “Change of Control” of the Corporation an additional payment amount of gross $l,500,000 as severance is payable. If a Change in Control occurs the options and RSUs then outstanding vest and become immediately and fully exercisable, subject to Compensation Committee approval (not to be unreasonably withheld).

William Jasper III – President & Chief Operating Officer

On September 19, 2011, we entered into a renewed two year employment contract with William Jasper as President and Chief Operating Officer, his initial contract entered into on September 18, 2006 having expired.

In the event that during the term of Mr. Jasper's  employment is: (i) terminated by us except for "Cause"; (ii) terminated due to "Disability" or "Retirement"; (iii) terminated by him for "Good Reason"; or  (iv) terminated within 30 days of a “Change of Control” of the Corporation, Mr. Jasper is entitled to be paid, in the aggregate, as additional compensation an amount equal to twelve months gross base salary, less applicable tax, and the maximum amount to which Mr. Jasper would have been entitled as an achievement bonus for the twelve month period.

The additional payment is payable in a cash lump sum, net of applicable withholdings, not later than sixty calendar days following the date of termination.  If Mr. Jasper terminates his employment as a result of a “Change of Control, all options granted to him immediately vest and are exercisable for a period of 60 days. This provision is subject to the provisions of the Stock Plan.

We are permitted to terminate Mr. Jasper's employment contract for "Cause".  Cause includes conviction of an offence involving pecuniary dishonesty or sentencing to any period of imprisonment, acts of fraud or misappropriation, engagement in any material activity which directly competes with the business of InterOil or by failure to cure a breach of the agreement within a reasonable time.

If Mr. Jasper’s employment is terminated for any reason, the Company must pay within 30 days of such termination, remuneration payable up to and including the date termination becomes effective, having regard to any applicable notice period, and any amount of accrued leave due in lieu of having taken that leave.

Collin Visaggio – Chief Financial Officer

Under the terms of Mr. Visaggio’s employment contract he is entitled to receive payment of the amount referred to below in the event that employment is: (i) terminated by us except for "Cause"; or (ii) terminated within 30 days of a “Change of Control” of the Corporation and when, as a result of that change of control, there is a “material change”. Material change means: (i) a substantial reduction in base salary; (ii) termination of office other than for cause; (iii) significant diminution in status or role by reason of the change of control (other than where the opportunity to be reassigned to another role for which he is reasonably suited by experience, training and qualifications which would not involve such a diminution is declined); (iv) geographic relocation to another State or Territory of Australia, or to another country, subsequent to a change of control occurring; or (v) any other change which would constitute conduct entitling it to be accepted as repudiation by the Corporation of the contract.

In the event that the threshold conditions are met and notice of termination of employment is given by either Mr. Visaggio or InterOil, he is to be paid, within three months, an amount equal to twelve months of his annual base salary, together with an amount equal to the maximum annual incentive bonus payable to him for that year. Such payment is net of applicable taxes and to be made by InterOil Australia Pty Ltd, a wholly-owned subsidiary of the Corporation.

The payment is subject to certain conditions, including resigning immediately from office as a director or officer of all InterOil companies and maintaining confidentiality obligations.

If Mr. Visaggio’s employment is terminated for any reason, the Corporation must pay within 30 days of such termination, remuneration payable up to and including the date termination becomes effective, having regard to any applicable notice period, and any amount of accrued leave due in lieu of having taken that leave.

Wayne Andrews – Vice President Capital Markets

Under the terms of Mr. Andrews’ employment contract he is entitled to receive payment of the amount referred to below in the event of a “Change of Control” of the Corporation and when, as a result of that change of control, there is a “material change”. Material change means: (i) a substantial reduction in base salary; (ii) termination of office other than for cause; (iii) significant diminution in status or role by reason of a change of control (other than where the opportunity to be reassigned to another role for which he is reasonably suited by experience, training and qualifications which would not involve such a diminution is declined); (iv) geographic relocation to another county, subsequent to a change of control occurring; or (v) any other change which would constitute conduct entitling it to be accepted as repudiation by the Corporation of the contract.

If the Corporation terminates Mr. Andrews’ employment in connection with a “Change of Control”, a lump sum cash payment of two months’ base salary is payable if Mr. Andrews’ tenure is greater 24 months service at the time of the change, increasing by one month’s salary for each additional full year of service beyond the initial 24 months qualifying period. All outstanding options vest immediately in the event of a Change of Control.

Under the terms of Mr. Andrews' employment contract, if employment is terminated by the Corporation for reasons other than “Cause”, outstanding options vest pro rata and remain exercisable for the period under the terms of the Stock Plan, but not to be less than 90 days. “Cause” for this purpose means gross negligence, gross neglect or wilful misconduct in the performance of duties. In all cases, a cash lump sum payment for accrued vacation must be paid.

Payments upon termination of employment and upon change of control of InterOil

The following table sets out estimates of the incremental amounts payable to each of the Named Executive Officers upon the specified termination events, assuming that each such event took place on December 31, 2012.

	Salary(1) ($)		Annual Bonus ($)	Other Employee Benefits	Value of Stock Options (3) ($)	Value of Restricted Stock Units (3)($)	Total Incremental Obligation ($)
Phil Mulacek	3,600,000		600,000	-	1,205,300	-	5,405,300
Collin Visaggio(4)	621,000		124,200	-	9,111,350	178,140	10,037,690
Christian Vinson(2)	1,500,000		45,000	-	638,841	-	2,183,841
William Jasper	460,000		184,000	-	-	155,873	799,873
Wayne Andrews	136,045	(5)	-	-	4,371,400	-	4,507,445

Notes:

1.	All employees are entitled to payment of all salary and benefits up to and including the date of termination. Payment can be made in lieu of notice, which is three months for all employees except Wayne Andrews who is 60 days. All employees are also entitled to payment of all outstanding leave entitlements owed at the date of termination.
2.	Annual bonus is based on contractual cash bonus (a percentage of annual salary) and for six months of the performance year.
3.	The closing market price of the Common Shares on the NYSE of $55.53 per share on December 31, 2012 was used to value the incremental payments for stock options and restricted stock units not previously vested and vesting as a result of a change of control. All unvested stock options vest immediately upon termination in the event of a change of control as defined and provided for in the Stock Plan. It has been assumed that all in-the-money options would be exercised at such time.
4.	The cash-based compensation of Australian-based employees is paid in Australian dollars. Amounts for 2012 have been converted into U.S. dollars at an exchange rate of 1.0350, being the rate quoted by OANDA for December 31, 2012.
5.	Payable only on a Change of Control.

Directors’ Compensation

The following table sets forth compensation provided to the directors of InterOil during the year ended December 31, 2012. Compensation paid to non-executive directors in 2012 consisted of fees and restricted stock units.

Name	Fees earned ($)	Share-based awards(1) ($)	Total Compensation $
Gaylen J. Byker	186,000	195,240	381,240
Roger N. Grundy	52,500	195,240	247,740
Roger F. Lewis	61,000	195,240	256,240
Ford Nicholson	51,500	195,240	246,740
Rabbie Namaliu	25,000	213,140	238,140
Samuel Delcamp	28,000	199,419	227,419

Note:

(1)	All non-executive directors were granted restricted stock units, in connection with their duties as directors of the Corporation, in an amount equal to $200,000 at the date of grant pursuant to the Stock Plan. Restricted stock units were granted to Messrs. Byker, Grundy, Lewis and Nicholson on June 15, 2012. Restricted stock units were granted to Sir Rabbie Namaliu and Mr. Delcamp on September 10, 2012 and September 17, 2012, respectively. Grants of restricted stock units are valued on the basis of the fair value of the Corporation's common stock, as defined in the Stock Plan as the average of the opening and closing prices quoted on the New York Stock Exchange, on the date of grant.

Until June 30, 2010 directors’ compensation was historically weighted towards equity-based stock option grants, consistent with the approach employed for executive officers and key employees, and the Corporation’s early development stage. The Compensation Committee retained the Hay Group to review the compensation paid to non-executive directors against a relevant comparator group (consisting of fifteen mid-sized, US-based oil and gas industry companies, some of which had operations in remote foreign locations), and to provide recommendations for InterOil. Work relating to this review was completed in mid-2010 and a number of changes recommended by the Compensation Committee and approved by the Board with effect from July 2010. The changes adopted at that time were:

(i)	retainers for all non-executive directors were increased from $18,000 to $50,000 per annum, payable quarterly, with the lead independent director to be paid a retainer of $65,000 per annum in recognition of the additional demands and workload associated with the position;

(ii)	additional retainers were to be paid to the chairs of certain Board standing committees as follows:
a.	Audit Committee - $5,000 per annum; and
b.	Compensation, Reserves committees - $2,500 per annum;

(iii)	Meeting fees of $1,500 were to be paid to members of the Audit Committee for attendances at meetings of that committee;

(iv)	grants of options to executive directors was to be discontinued; and

(v)	each non-executive director be granted annually restricted stock units to the value of $200,000 with such grants to be made annually in June with such stock units to vest the day prior to the Corporation’s next annual Shareholders meeting.

Generally the Compensation Committee reviews non-executive director remuneration on the principles of the Hay Group report referred to above. No changes were made in 2012 to directors’ compensation, which remained at the same levels as for 2011, except that the remuneration of Dr. Gaylen J. Byker was increased with effect from July 1, 2012 to reflect the additional responsibilities assumed by him on his appointment as Chairman of the Board on that date. That increase followed the determination of the Compensation Committee after its consideration of benchmarking provided by independent compensation consultant Hay Group in 2012 for that purpose.

The next review of compensation payable to non-executive directors is expected to be commissioned later in 2013.

Performance Graph

The following graph compares the yearly percentage change for the five years ended December 31, 2012 in the cumulative total Shareholder return on our Common Shares against the cumulative total return for the S&P/TSX Composite Index and the S&P 1500 Index. The comparison of total return on an investment for each of the periods assumes that C$100 was invested on December 31, 2007 in our Common Shares, the S&P/TSX Composite Index, the S&P 1500 Index, and that all dividends were reinvested.

[]

	Years Ended December 31,
	2007		2008		2009		2010		2011		2012
S&P/TSX Composite Index	C$	100.00	C$	64.97	C$	84.91	C$	97.18	C$	86.424	C$	89.88
S & P 1500 Index	C$	100.00	C$	61.84	C$	76.89	C$	87.78	C$	87.55	C$	99.52
InterOil	C$	100.00	C$	71.39	C$	398.81	C$	374.20	C$	265.47	C$	288.32

InterOil’s Common Shares currently trade on the New York Stock Exchange. The Common Shares were voluntarily de-listed from the Toronto Stock Exchange on January 27, 2009. The Common Shares also traded on the American Stock Exchange until March 31, 2009 at which time the Common Shares commenced trading on the New York Stock Exchange. For the period from January 1, 2007 until January 27, 2009, share price data is sourced from the Toronto Stock Exchange, and for the period beginning January 1, 2009 to December 31, 2012, share pricing data sourced from the American Stock Exchange and New York Stock Exchange has been used, converted into Canadian dollars at the monthly exchange rate quoted by OANDA at the end of each month.

Cash-based remuneration for executive officers did not change materially until after reviews were undertaken for some executive officers in 2009 and others during 2010. For those executive officers remunerated in Australian dollars, costs to the Corporation increased noticeably from 2010 when the Australian dollar appreciated sharply against the U.S. dollar. Stock incentive grants were a major component of remuneration for executive officers throughout the period, with increasing use being made of restricted stock units and with the more limited uses of stock options being made subject to certain conditions. Significant stock incentive grants were made to certain executive officers in 2010 as part of a substantial review of their compensation. Such grants have been made in recognition of the critical roles they play in the Corporation’s future, the need to ensure their total remuneration is competitive, and the demands involved with employment as an officer in the Corporation at a pivotal stage of its development. While compensation for executive officers has increased at times when the Corporation's share price has outperformed the relevant indices, such compensation is not directly linked to the share price of the Common Shares, save the use of stock incentive grants under the Stock Plan. Increases for 2012 are discussed in the Compensation Discussion and Analysis above.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding our equity compensation plans as of December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,219,551	US$	39.68	1,101,357

Note:

The only equity compensation plan in use is the Stock Plan, approved by Shareholders in June 2009.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors or executive officers owed any debts to us or any of our subsidiaries at any time during 2012 or as of May 14, 2013, other than in respect of an erroneous overpayment by the Corporation, as set out in note 11 to the Summary Compensation Table above. We did not provide any financial assistance to any directors to purchase any of our securities in 2011.

Interest of Informed Persons in Material Transactions

Except as disclosed elsewhere in this Circular and on the basis of information provided by directors and executive officers, no director or executive officer of the Corporation and no person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (collectively, an "Informed Person") and no associate or affiliate of any Informed Person, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction that materially affects or would materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and the evaluation of the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of InterOil.

The Board believes that effective corporate governance is critical to our continued and long-term success. The Board strongly believes that commitment to sound corporate governance practices is in the best interests of its Shareholders and contributes to effective and efficient decision making.

The disclosure of InterOil's corporate governance practices is presented pursuant to the requirements of NI 58-101 and is set forth in Appendix "D" to this Circular.

MANAGEMENT CONTRACTS

No management functions of the Corporation or any of its subsidiaries were to any substantial degree performed other than by the Directors or executive officers of the Corporation or subsidiary in 2012.

ADDITIONAL INFORMATION

Additional information regarding us is available on SEDAR at www.sedar.com. Information regarding our business is provided in our annual information statement for the year ended December 31, 2011. Financial information is provided in our comparative financial statements and management's discussion and analysis for the year ended December 31, 2011. Securityholders may contact InterOil Corporation at 25025, I-45 North, Suite 420, The Woodlands, Texas 77380, USA (attention: Mr. Wayne Andrews, Vice President Capital Markets) or at 111 Somerset Road, TripleOne Somerset, #06-05, Singapore 238164 (attention Mr. Geoffrey Applegate, General Counsel and Corporate Secretary) or through our website at www.interoil.com to obtain, without charge, copies of these documents and additional copies of this Circular.

APPENDIX “A”

BY-LAW NO. 1

A by-law respecting the borrowing of money, the giving of guarantees and the giving of security by INTEROIL CORPORATION (hereinafter called the "Corporation") is hereby made as follows:

The directors of the Corporation may, without authorization of the shareholders:

(a)	borrow money on the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation, including bonds, debentures, notes or other evidences of indebtedness or guarantees of the Corporation, whether secured or unsecured;

(c)	subject to the restrictions on financial assistance set forth in the Business Corporations Act (Yukon Territory), give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, including any individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation; and

(e)	delegate to one or more directors, a committee of directors or one or more officers of the Corporation as may be designated by the directors, all or any of the powers conferred by the foregoing clauses of this by-law to such extent and in such manner as the directors shall determine at the time of each such delegation.

In the event any provision of any other by-law of the Corporation now in force is inconsistent with or in conflict with any provision of this by-law, the provisions of this by-law shall prevail to the extent necessary to remove the inconsistency or conflict.

A-1

APPENDIX “B”

BY-LAW NO. 2

A by-law relating generally to the conduct of the business and affairs of INTEROIL CORPORATION (hereinafter called the "Corporation") is hereby made as follows:

DEFINITIONS

1.           In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)	"Act" means the Business Corporations Act (Yukon Territory) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b)	"board" means the board of directors of the Corporation;

(c)	"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(d)	all terms used in the by-laws that are defined in the Act and are not otherwise defined in the by-laws shall have the meanings given to such terms in the Act;

(e)	words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

(f)	the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

REGISTERED OFFICE

2.           The Corporation shall at all times have a registered office within the Yukon Territory. Subject to the provisions of the Act, the directors of the Corporation may at any time:

(a)	change the address of the registered office within the Yukon Territory;

(b)	designate, or revoke or change a designation of, a records office within the Yukon Territory; or

(c)	designate, or revoke or change a designation of, a post office box within the Yukon Territory as the address for service by mail of the Corporation.

SEAL

3.           The directors may by resolution from time to time adopt and change a corporate seal of the Corporation.

B-1

DIRECTORS

4.           Number. Subject to the provisions of the Act, the number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall be not less than the minimum and not more than the maximum number so specified and shall be determined from time to time within such limits by the shareholders or the board.

5.           Vacancies. Subject to the provisions of the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

A director appointed or elected to fill a vacancy holds office for the unexpired term of his or her predecessor.

6.           Powers. The directors shall manage, or supervise the management of, the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not expressly directed or required to be done in some other manner by the Act, the articles, the by-laws, any special resolution of the shareholders of the Corporation or by statute.

7.           Duties. Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

8.           Qualification. The following persons are disqualified from being a director of the Corporation:

(a)	anyone who is less than 19 years of age;

(b)	anyone who

(i)	is the subject of an order under the Mental Health Act (Yukon Territory), or

(ii)	has been found to be a person of mentally incompetent by a court elsewhere than in the Yukon Territory;

(c)	a person who is not an individual; and

(d)	a person who has the status of bankrupt.

9.           Term of Office. A director's term of office (subject to any applicable provisions of the Corporation's articles and subject to the election of such director for an expressly stated term) shall be from the date such director is elected or appointed until the close of the first annual meeting of shareholders following such director's election or appointment or until a successor to such director is elected or appointed.

10.           Election. Subject to the provisions of the Act, the shareholders of the Corporation shall, at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his or her election but, if qualified, is eligible for re-election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.

B-2

If a meeting of shareholders fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification or death of any candidate, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum.

11.           Advance Notice of Nomination of Directors. Subject only to the Act and the articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which such special meeting was called was the election of directors: (a) by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or (c) by any person (a "Nominating Shareholder") (i) who, at the close of business on the date of the giving of the notice provided for below in this Paragraph 11 and on the record date for the notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting, or who beneficially owns shares that are entitled to be voted at such meeting and (ii) who complies with the notice procedures set forth below in this Paragraph 11.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the principal business office of the Corporation in accordance with this Paragraph 11.

To be timely, a Nominating Shareholder's notice to the Secretary of the Corporation must be given: (a) in the case of an annual meeting of shareholders, not less than 30, nor more than 65, days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above.

To be in proper written form, a Nominating Shareholder's notice to the Secretary of the Corporation must set forth: (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (i) the name, age, business address and residential address of the person, (ii) the principal occupation, business or employment of the person for the most recent five years including, without limitation, the name and principal business of any company in which any such employment is carried on, (iii) the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (iv) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for the election of directors pursuant to the Act and Applicable Securities Laws and (v) a personal information form in the form prescribed by the principal stock exchange(s) on which the securities of the Corporation are listed for trading; and (b) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any securities of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

To be eligible for election as a director of the Corporation, the Corporation may require, at any time, the Nominating Shareholder to cause any proposed nominee to deliver a written agreement, in form and substance acceptable to the Corporation, to the Secretary of the Corporation wherein the proposed nominee: (i) provides a representation that he or she is "independent" within the meaning of such term under Applicable Securities Laws which includes the basis for such determination thereunder; and (ii) acknowledges and agrees that he or she will comply with all policies and guidelines of the Corporation that are applicable to directors.

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No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Paragraph 11; provided, however that nothing in this Paragraph 11 shall be deemed to preclude discussions by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

For purposes of this Paragraph 11: (a) "public announcement" shall mean disclosure in a news release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and (b) "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada.

Notwithstanding anything to the contrary in the by-laws, notice given to the Secretary of the Corporation pursuant to this Paragraph 11 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for the purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary of the Corporation at the address of the principal business office of the Corporation at Level 3, Cairns Square, 42-52 Abbott Street, Cairns, Queensland 4870 Australia; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Paragraph 11.

12.           Consent to Election. A person who is elected or appointed as a director is not a director unless such person was present at the meeting when the person was elected or appointed and did not refuse to act as a director or, if the person was not present at the meeting when the person was elected or appointed, the person consented to act as a director in writing before the person's election or appointment or within 10 days after it or the person has acted as a director pursuant to the election or appointment.

13.           Removal. Subject to the provisions of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director from office before the expiration of his or her term of office and may, subject to the provisions of the Act and Paragraph 11 of this by-law, elect any person in his or her stead for the remainder of the director's term.

14.           Vacation of Office. A director of the Corporation ceases to hold office when:

(a)	the director dies or resigns;

(b)	the director is removed from office; or

(c)	the director becomes disqualified under the provisions of the Act.

A resignation of a director becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

15.           Validity of Acts. An act of a director or officer is valid notwithstanding an irregularity in the director’s or officer’s election or appointment or a defect in the director’s or officer’s qualification. An act of the directors or a committee of directors is valid notwithstanding non-compliance with the residency requirements (if any) set out in Paragraphs 4, 22 or 24 hereof.

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MEETINGS OF DIRECTORS

16.           Place of Meeting. Unless the articles otherwise provide, meetings of directors and of any committee of directors may be held at any place. A meeting of directors may be convened by the Chairman of the Board (if any), the Chief Executive Officer (if any), the President (if any) or any director at any time and the Secretary (if any) or any other officer or any director shall, as soon as reasonably practicable following receipt of a direction from any of the foregoing, send a notice of the applicable meeting to the directors.

17.           Notice. Notice of the time and place for the holding of any meeting of directors or of any committee of directors shall be sent to each director or each director who is a member of such committee, as the case may be, not less than forty-eight (48) hours before the time of the meeting; provided that a meeting of directors or of any committee of directors may be held at any time without notice if all the directors or members of such committee are present (except where a director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors waive notice of the meeting. The notice of a meeting of directors shall specify any matter referred to in the provisions of the Act that is to be dealt with at the meeting, but need not specify the purpose or the business to be transacted at the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

18.           Waiver of Notice. Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by facsimile or electronic mail addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at any meeting of directors or of any committee of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

19.           Omission of Notice. The accidental omission to give notice of any meeting of directors or of any committee of directors to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at such meeting.

20.           Electronic, Telephone Participation Etc. A director may participate in a meeting of directors or of any committee of directors by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a director participating in a meeting by any such means is deemed for the purposes of the Act and this by-law to be present at that meeting.

21.           Adjournment. Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of directors or committee of directors is not required to be given if the date, time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting that might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

22.           Quorum and Voting. Subject to the articles, a majority of the number of directors constitutes a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. Subject to the provisions of the Act, and Paragraph 5 hereof, directors shall not transact business at a meeting of directors unless a quorum is present. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall not have a second or casting vote in addition to his or her original vote.

23.           Resolution in Lieu of Meeting. Subject to the articles, a resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the Act and this by-law relating to meetings of directors.

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COMMITTEES OF DIRECTORS

24.          General. The directors may from time to time appoint from their number a managing director or a committee of directors, and may delegate to the managing director or such committee any of the powers of the directors, except that (unless the Act otherwise permits) no managing director or committee shall have the authority to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor;

(c)	appoint additional directors;

(d)	issue securities except in the manner and on the terms authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

(g)	pay a commission on sale of shares referred to in the provisions of the Act;

(h)	approve a management proxy circular;

(i)	approve any financial statements referred to in the provisions of the Act;

(j)	adopt, amend or repeal by-laws of the Corporation; or

(k)	exercise any other power which under the Act a committee of directors has no authority to exercise.

25.          Audit Committee. Subject to the provisions of the Act, the directors shall appoint from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates. At any time when the Corporation is not a "distributing corporation" for purposes of the Act, the directors may (but shall not be required to) appoint from among their number an audit committee to be composed of such number of directors as may be determined by the board from time to time in accordance with the Act.

Each member of the audit committee shall serve during the pleasure of the board and, in any event, only so long as such member shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any requirements imposed by the board from time to time and to the following paragraph.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat, and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the audit committee.

The audit committee shall review the financial statements of the Corporation referred to in the Act prior to approval thereof by the board and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

B-6

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

26.          Subject to the articles, the directors of the Corporation may fix the remuneration of the directors, officers and employees of the Corporation. Any remuneration paid to a director of the Corporation shall be in addition to the salary paid to such director in his or her capacity as an officer or employee of the Corporation. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution by the shareholders shall not be required. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

If required by the Act, the aggregate remuneration paid to the directors and the aggregate remuneration paid to the five highest paid officers and employees, other than directors, shall be disclosed to the shareholders at every annual meeting, in the management proxy circular forwarded to shareholders in advance of an annual meeting, the financial statements placed before the shareholders, a statement of remuneration or in such other manner as the chairman of the meeting may determine.

SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

27.          The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or other applicable law or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

CONFLICT OF INTEREST

28.          A director or officer of the Corporation who is a party to a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation shall disclose the nature and extent of such director's or officer's interest at the time and in the manner provided in the Act. Except as permitted by the Act, no such director of the Corporation shall vote on any resolution to approve such contract or transaction. If a material contract or material transaction is made or entered into between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which such director or officer has a material interest, (i) the contract or transaction is, subject to the Act, neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the contract or transaction is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the contract or transaction, and (ii) a director or officer or former director or officer of the Corporation to whom a profit accrues as a result of the making of the contract or transaction is not liable to account to the Corporation for that profit by reason only of holding office as a director or officer, if the director or officer disclosed the interest in accordance with the provisions of the Act and the contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved.

Even if the conditions set out above in this Paragraph 28 are not met, a director or officer acting honestly and in good faith is not accountable to the Corporation or to its shareholders for any profit realized from a material contract or material transaction for which disclosure is required under this Paragraph 28 and the material contract or material transaction is not void or voidable by reason only of the interest of the director or officer in the material contract or material transaction, if (i) the material contract or material transaction was approved or confirmed by special resolution at a meeting of the shareholders of the Corporation; (ii) disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before the material contract or material transaction was approved or confirmed; and (iii) the material contract or material transaction was reasonable and fair to the Corporation when it was approved or confirmed.

B-7

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

29.          No director or officer of the Corporation shall be liable to the Corporation for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever that may happen in the execution of the duties of such director's or officer's respective office of trust or in relation thereto, unless the same shall happen by or through the director's or officer's failure to exercise the powers and to discharge the duties of office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve such director or officer from liability under the Act. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the director or officer is a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

INDEMNITIES TO DIRECTORS AND OTHERS

30.          (1) The Corporation shall indemnify a director or officer, a former director or officer or any other individual permitted by the Act to be so indemnified in the manner and to the fullest extent permitted by the Act. Without limiting the generality of the foregoing, subject to the provisions of the Act, except in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or, if permitted by the Act, of another entity or an individual acting in a similar capacity of another entity) and the director's or officer's (or, if permitted by the Act, such individual's) heirs and legal representatives, against all costs, charges and expenses, including costs incurred in the defence of an action or proceeding and an amount paid to settle an action or satisfy a judgment, reasonably incurred by such director or officer in respect of any civil, criminal or administrative action or proceeding (or, if permitted by the Act, any investigative action or proceeding) to which the director or officer (or, if permitted by the Act, such individual) is made a party (or, if permitted by the Act, is otherwise involved) by reason of being or having been a director or officer of the Corporation or body corporate (or, if permitted by the Act, is otherwise involved because of that association with the Corporation or other entity), if:

(a)	the director or officer (or, if permitted by the Act, such individual) acted honestly and in good faith with a view to the best interests of the Corporation (or, if permitted by the Act, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request); and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer (or, if permitted by the Act, such individual) had reasonable grounds for believing that the director's or officer's (or, if permitted by the Act, such individual's) conduct was lawful.

(2) The Corporation shall, subject to the approval of the Supreme Court (as defined in the Act), indemnify a person referred to in Paragraph 30(1) hereof in respect of an action by or on behalf of the Corporation or a body corporate (or, if permitted by the Act, other entity) to procure a judgment in its favour, to which such person is made a party by reason of being or having been a director or an officer of the Corporation or body corporate (or, if permitted by the Act, because of the person's association with the Corporation or other entity as described in Paragraph 30(1)), against all costs, charges and expenses reasonably incurred by the person in connection with such action if such person fulfills the conditions set out in Paragraph 30(1)(a) and (b) hereof.

(3) The Corporation may purchase and maintain insurance for the benefit of any person referred to in Paragraph 30(1) to the extent permitted by the Act.

B-8

OFFICERS

31.          Appointment of Officers. Subject to the articles, the directors annually or as often as may be required may appoint from among themselves a Chairman of the Board (either on a full-time or part-time basis) and may appoint a Chief Executive Officer, a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and one or more assistants to any of the officers so appointed. None of such officers except the Chairman of the Board needs to be a director of the Corporation although a director may be appointed to any office of the Corporation. Two or more offices of the Corporation may be held by the same person. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors. The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer, employee or agent.

32.          Removal of Officers and Vacation of Office. Subject to the articles, all officers, employees and agents, shall be subject to removal by resolution of the directors at any time, with or without cause.

An officer of the Corporation ceases to hold office when such officer dies, resigns or is removed from office. A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

33.          Vacancies. If the office of Chairman of the Board, chief Executive Officer, President, Vice-President, Secretary, Treasurer, or any other office created by the directors pursuant to Paragraph 31 hereof shall be or become vacant by reason of death, resignation, removal from office or in any other manner whatsoever, the directors may appoint an individual to fill such vacancy.

34.          Chairman of the Board. The Chairman of the Board (if any) shall, if present, preside as chairman at all meetings of the board and at all meetings of the shareholders of the Corporation. The Chairman of the Board shall sign such contracts, documents or instruments in writing as require his or her signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors.

35.          Chief Executive Officer. The Chief Executive Officer (if any) shall, subject to the direction of the board, exercise general supervision and control over the business and affairs of the Corporation. In the absence of the Chairman of the Board (if any), and if the Chief Executive Officer is also a director of the Corporation, the Chief Executive Officer shall, when present, preside as chairman at all meetings of directors and the shareholders of the Corporation. The Chief Executive Officer shall sign such contracts, documents or instruments in writing as require his or her signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

36.          President. The President (if any) or shall be vested with all the powers and shall perform all the duties of the Chief Executive Officer in the absence or inability or refusal to act of the Chief Executive Officer, provided, however, that the President who is not a director shall not preside as chairman at any meeting of directors or shareholders.  The President shall sign such contracts, documents or instruments in writing as require his or her or their signatures and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her or them by resolution of the directors.

37.          Vice-President. The Vice-President (if any) or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or shareholders. The Vice-President or, if more than one, the Vice-Presidents shall sign such contracts, documents or instruments in writing as require his or her or their signatures and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her or them by resolution of the directors.

38.          Secretary. Unless another officer has been appointed for that purpose, the Secretary (if any) shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so and shall, subject to the provisions of the Act, maintain the records referred to in the Act. The Secretary shall sign such contracts, documents or instruments in writing as require the signature of the Secretary and shall have such other powers and shall perform such other duties as may from time to time be assigned to the Secretary by resolution of the directors or as are incident to the office of the Secretary.

B-9

39.         Treasurer. Subject to the provisions of any resolution of the directors, the Treasurer (if any) or such other officer who has been appointed for that purpose shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct; provided that the Treasurer may from time to time arrange for the temporary deposit of moneys of the Corporation in banks, trust companies or other financial institutions within or outside Canada not so directed by the board for the purpose of facilitating transfer thereof to the credit of the Corporation in a bank, trust company or other financial institution so directed. Unless another officer has been appointed for that purpose, the Treasurer shall prepare and maintain adequate accounting records. The Treasurer shall sign such contracts, documents or instruments in writing as require the signature of the Treasurer and shall have such other powers and shall perform such other duties as may from time to time be assigned to such person by resolution of the directors or as are incident to the office of the Treasurer. The Treasurer may be required to give such bond for the faithful performance of his or her duties as the directors in their sole discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

40.         Assistant Secretary and Assistant Treasurer. The Assistant Secretary (if any) or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer (if any) or, if more than one, the Assistant Treasurers in order of seniority, shall assist the Secretary and Treasurer, respectively, in the performance of his or her duties and shall be vested with all the powers and shall perform all the duties of the Secretary and Treasurer, respectively, in the absence or inability or refusal to act of the Secretary or Treasurer as the case may be. The Assistant Secretary or, if more than one, the Assistant Secretaries and the Assistant Treasurer or, if more than one, the Assistant Treasurers shall sign such contracts, documents or instruments in writing as require his or her or their signatures respectively and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her or them by resolution of the directors.

41.         Managing Director. The Managing Director (if any) shall conform to all lawful orders given to him or her by the directors and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation.

42.         Duties of Officers may be Delegated. In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

43.         Agents and Attorneys. The Corporation shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to subdelegate) of management, administration or otherwise as may be thought fit.

SHAREHOLDERS' MEETINGS

44.         Annual Meeting. Subject to the provisions of the Act, the annual meeting of shareholders shall be held at such place within the Yukon Territory (or outside the Yukon Territory if the articles so provide or if all the shareholders entitled to vote at that meeting so agree) determined by the directors on such day in each year and at such time as the directors may determine.

45.         Special Meetings. The directors of the Corporation may at any time call a special meeting of shareholders to be held on such day and at such time and, subject to the provisions of the Act, at such place within the Yukon Territory as the directors may determine or, if provided for in the articles, in such other place as the directors may determine.

46.         Meeting on Requisition of Shareholders. The registered holders or beneficial owners of not less than five percent (5%) of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation. Subject to the provisions of the Act, upon receipt of the requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition. If the directors do not within twenty-one days after receiving the requisition call a meeting, any registered or beneficial shareholder who signed the requisition may call the meeting.

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47.         Participation in Meetings by Electronic Means. Subject to the Act, a shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear or otherwise communicate with each other and a person participating in such a meeting by any such means is deemed for the purposes of the Act and this by-law to be present at the meeting.

48.         Meetings held by Electronic Means. If the directors or the shareholders call a meeting of shareholders, the directors or the shareholders that called the meeting may determine that the meeting shall be held, in accordance with the Act, entirely by electronic means, telephone or other communication facility that permits all participants to communicate adequately with each other during the meeting.

49.         Notice. A notice in writing of a meeting of shareholders stating the day, hour and place of meeting and if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, who on the record date for notice is registered on the records of the Corporation or its transfer agent as a shareholder, to each director of the Corporation and to the auditor of the Corporation not less than 21 days and not more than 50 days (exclusive of the day of mailing and of the day for which notice is given) before the date of the meeting.

50.         Waiver of Notice. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in writing or by facsimile or other form of recorded electronic transmission addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of such meeting, except when he or she attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

51.         Omission of Notice. The accidental omission to give notice of any meeting of shareholders to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.

52.         Record Dates. The directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation distribution or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days the particular action to be taken.

The directors may also fix in advance a date as the record date for the determination of shareholders entitled to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held.

If no record date is fixed,

(a)          the record date for the determination of shareholders entitled to receive notice of or to vote at a meeting of shareholders shall be

(i)          at the close of business on the last business day preceding the day on which the notice is sent; or

(ii)         if no notice is sent, the day on which the meeting is held; and

(b)          the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating to that purpose.

53.         Chairman of the Meeting. In the absence of the Chairman of the Board (if any), Chief Executive Officer (if any), the President (if any) and any Vice-President (who is a director), the shareholders present and entitled to vote shall elect a director of the Corporation as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall elect one of their number to be chairman.

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54.         Votes. Votes at meetings of shareholders may be cast either personally or by proxy. Subject to the Act and Paragraph 55, every question submitted to any meeting of shareholders shall be decided on a show of hands, except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting or is otherwise required by the Act. A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by show of hands. At every meeting at which shareholders are entitled to vote, each shareholder present in person and every proxyholder shall have one vote on a show of hands. Upon any ballot on which shareholders are entitled to vote, each shareholder present in person or by proxy shall (subject to the provisions, if any, of the articles) have one vote for every share registered in the name of such shareholder. In the case of an equality of votes the chairman of the meeting shall not, either on a show of hands or on a ballot, have a second or casting vote in addition to the vote or votes to which he or she may be entitled as a shareholder or proxyholder.

At any meeting, unless a ballot is demanded, an entry in the minutes for the applicable meeting, following a vote on the applicable resolution by a show of hands, that a resolution was carried or defeated is sufficient proof of the results of the vote, and no record need be kept of the number or proportion of votes for or against the resolution, although the chairman may direct that a record be kept of the number or proportion of votes for or against the resolution for any purpose the chairman of the meeting considers appropriate.

If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

55.         Electronic Voting. Any person participating in a meeting of shareholders by electronic means, telephone or other communication facilities under Paragraph 47 and entitled to vote at the meeting may vote, in accordance with the Act, by electronic means, telephone or other communication facility that the Corporation has made available for that purpose. Notwithstanding Paragraph 54, any vote referred to in Paragraph 54 may be held, in accordance with the Act, entirely by electronic means, telephone or other communication facility, if the Corporation makes available such a communication facility, in accordance with the Act.

56.         Right to Vote. Subject to the provisions of the Act or unless the articles otherwise provide, each share of the Corporation entitles the holder of such share to one vote at a meeting of shareholders.

Where a body corporate or a trust, association or other unincorporated organization is a shareholder of the Corporation, any individual authorized by a resolution of the directors of the body corporate or the directors, trustees or other governing body of the association, trust or other unincorporated organization, to represent it at meetings of shareholders of the Corporation shall be recognized as the person entitled to vote at all such meetings of shareholders in respect of the shares held by such body corporate or by such trust, association or other unincorporated organization and the chairman of the meeting may establish or adopt rules or procedures in relation to the recognition of a person to so vote shares held by such body corporate or by such trust, association or other unincorporated organization.

Where a person holds shares as a personal representative, such person or his or her proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him or her, and the chairman of the meeting may establish or adopt rules or procedures in relation to the recognition of such person to vote the shares in respect of which such person has been appointed as a personal representative.

Where a person mortgages, pledges or hypothecates his or her shares, such person or such person's proxy is the person entitled to vote at all meetings of shareholders in respect of such shares so long as such person remains the registered owner of such shares unless, in the instrument creating the mortgage, pledge or hypothec, the person has expressly empowered the person holding the mortgage, pledge or hypothec to vote in respect of such shares, in which case, subject to the articles, such holder or such holder's proxy is the person entitled to vote in respect of the shares and the chairman of the meeting may establish or adopt rules or procedures in relation to the recognition of the person holding the mortgage, pledge or hypothec as the person entitled to vote in respect of the applicable shares.

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Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them and the chairman of the meeting may establish or adopt rules or procedures in that regard.

57.         Proxies. Every shareholder, including a shareholder that is a body corporate or a trust, association or other unincorporated organization, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder and one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

An instrument appointing a proxyholder shall be in written or printed form and shall be executed by the shareholder or by such shareholder's attorney authorized in writing and is valid only at the meeting in respect of which it is given or any adjournment of that meeting. An instrument appointing a proxyholder may be in any form which complies with the requirements of the Act.

The directors may specify in a notice calling a meeting of shareholders a time not exceeding forty-eight (48) hours, excluding Saturdays, Sundays and holidays, preceding the meeting or an adjournment of the meeting before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

The chairman shall conduct the proceedings at the meeting and the chairman's decision in any matter or thing, including, without limitation, any question regarding the validity or invalidity of any instruments of proxy and any question as to the admission or rejection of a vote, shall be conclusive and binding upon the shareholders.

58.         Adjournment. The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, the obligation to send a proxy to each shareholder as set forth in of the Act shall not apply.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting that might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

59.         Quorum. Two persons present and holding or representing by proxy at least twenty-five per cent (25%) of the shares entitled to vote at the meeting shall be a quorum. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or one shareholder holding a majority of the shares entitled to vote at the meeting, that shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

60.         Persons Entitled to be Present. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

61.         Resolution in Lieu of Meeting. A resolution in writing signed by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of the shareholders. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of the Act or this by-law relating to meetings of shareholders.

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SHARES AND TRANSFERS

62.         Issuance. Subject to the articles and to the provisions of the Act, shares in the Corporation may be issued at the times and to the persons and for the consideration that the directors determine; provided that a share shall not be issued until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

63.         Security Certificates. Security certificates (if any) shall (subject to compliance with the provisions of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture. Any signatures required on a security certificate may be printed or otherwise mechanically reproduced on it. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if he or she were a director or an officer at the date of its issue.

64.         Agent. The directors may from time to time by resolution appoint or remove (i) one or more trust corporations as its agent or agents to maintain a central securities register or registers or (ii) an agent or agents to maintain a branch securities register or registers for the Corporation.

65.         Dealings with Registered Holder. Subject to the Act, any applicable securities transfer and civil enforcement legislation and this by-law, the Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security.

66.         Registration of Transfers. Subject to the Act and any applicable securities transfer and civil enforcement legislation, no transfer of a security shall be registered in a securities register except (i) upon presentation of the certificate (or, where applicable, other evidence of electronic, book-based, direct registration service or other non-certificated entry or position on the register of securityholders) representing such security with an endorsement or completed stock power of attorney which complies with any applicable securities transfer and civil enforcement legislation made thereon or delivered therewith duly executed by an appropriate person as provided by any applicable securities transfer and civil enforcement legislation, together with such reasonable assurance that the endorsement is genuine and authorized as the board or the Corporation's transfer agent may from time to time prescribe, (ii) upon payment of all applicable taxes and any reasonable fees prescribed by the board, (iii) upon compliance with such restrictions on transfer as are imposed by statute or the articles of the Corporation, (iv) upon satisfaction of any lien referred to in Paragraph 68, and (v) upon compliance with and satisfaction of such other requirements as the Corporation or its transfer agent may reasonably impose.

67.         Defaced, Destroyed, Stolen or Lost Security Certificates. In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced (together with the surrender of the defaced security certificate), destroyed, stolen or lost. Upon the giving to the Corporation (or if there be an agent, hereinafter in this paragraph referred to as the "Corporation's agent", then to the Corporation and the Corporation's agent) of a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by any officer of the Corporation, indemnifying the Corporation (and the Corporation's agent if any) against all loss, damage or expense, which the Corporation and/or the Corporation's agent may suffer or be liable for by reason of the issuance of a new security certificate to such owner, and subject to compliance by such owner and the Corporation with the provisions of any applicable securities transfer legislation, a new security certificate shall be issued in replacement of the one defaced, destroyed, stolen or lost, and such issuance may be ordered and authorized by any officer or by the directors.

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68.         Enforcement of Lien for Indebtedness. Subject to the provisions of any applicable securities transfer legislation, if the articles of the Corporation provide that the Corporation has a lien on the shares registered in the name of a shareholder or such shareholder's legal representative for a debt of that shareholder to the Corporation, such lien may be enforced by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares. No such sale shall be made until such time as the debt ought to be paid and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell on default shall have been served on the holder or such shareholder's legal representative of the shares subject to the lien and default shall have been made in payment of such debt for seven days after service of such notice. Upon any such sale, the proceeds shall be applied, firstly, in payment of all costs of such sale, and, secondly, in satisfaction of such debt and the residue (if any) shall be paid to such shareholder or such shareholder's legal representative or as such shareholder shall direct. Upon any such sale, the directors may enter or cause to be entered the purchaser's name in the securities register of the Corporation as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in the proceedings, or be bound to see to the application of the purchase money, and after the purchaser's name or the name of the purchaser's legal representative has been entered in the securities register, the regularity and validity of the sale shall not be impeached by any person.

69.         Electronic, Book-Based or Other Non-Certificated Registered Positions. For greater certainty but subject to the provisions of the Act, a registered securityholder may have his holdings of securities of the Corporation evidenced by an electronic, book-based, direct registration service or other non-certificated entry or position on the register of securityholders to be kept by the Corporation in place of a physical security certificate pursuant to a registration system that may be adopted by the Corporation, in conjunction with its transfer agent (if any). This by-law shall be read such that a registered holder of securities of the Corporation pursuant to any such electronic, book-based, direct registration service or other non-certificated entry or position shall be entitled to all of the same benefits, rights, entitlements and shall incur the same duties and obligations as a registered holder of securities evidenced by a physical security certificate. The Corporation and its transfer agent may adopt such policies and procedures and require such documents and evidence as they may determine necessary or desirable in order to facilitate the adoption and maintenance of a security registration system by electronic, book-based, direct registration system or other non-certificated means.

DIVIDENDS

70.         Dividends. The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation's articles.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a)          the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

(b)          the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to the provisions of the Act, the Corporation may pay a dividend in money or property.

71.         Joint Shareholders. In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments in respect of such securities.

72.         Dividend Payments. A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the recorded address of such registered holder, or, paid by electronic funds transfer to the bank account designated by the registered holder, unless such holder otherwise directs. In the case of joint holders, the cheque or payment shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and, if more than one address is recorded in the Corporation's security register in respect of such joint holding, the cheque shall be mailed to the first address so appearing. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, or the electronic funds transfer as aforesaid, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. In the event of non-receipt of any dividend cheque or payment by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque or payment for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as any officer or the directors may from time to time prescribe, whether generally or in any particular case.

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VOTING SECURITIES IN OTHER BODIES CORPORATE

73.         All securities of or other interests in (i) any other body corporate or (ii) any trust, association or other unincorporated organization carrying voting rights and held from time to time by the Corporation may be voted at all meetings of shareholders, unitholders, bondholders, debenture holders or holders of such securities or other interests, as the case may be, of such other (i) body corporate or (ii) trust, association or other unincorporated organization, and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. Any officer of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as such officer may determine, without the necessity of a resolution or other action by the directors.

NOTICES, ETC.

74.         Service. Any notice or document required by the Act, the articles or the by-laws to be sent to any shareholder or director of the Corporation may be delivered personally to or sent by mail addressed to:

(a)          the shareholder at the shareholder's latest address as shown in the records of the Corporation or its transfer agent; and

(b)          the director at the director's latest address as shown in the records of the Corporation or in the last notice filed under the Act.

Subject to the provisions of the Act, a notice or document sent by mail as contemplated by this Paragraph 74 to a shareholder or director of the Corporation shall be deemed to have been received by the shareholder or director (as the case may be) at the time it would be delivered in the ordinary course of mail, unless there are reasonable grounds for believing that the shareholder or director (as the case may be) did not receive the notice or document at that time or at all.

A notice or document required to be sent or delivered as noted above in this Paragraph 74 or pursuant to the provisions of the Act may be sent by electronic means in accordance with the provisions of the Electronic Commerce Act (Yukon Territory) or as otherwise permitted by applicable laws including, without limitation, common law, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgments, orders and decrees, whether foreign or domestic, issued by any governmental authority.

75.         Failure to Locate Shareholder. If the Corporation sends a notice or document to a shareholder and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until such shareholder informs the Corporation in writing of the shareholder's address.

76.         Shares Registered in More than one Name. All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be deemed to have been duly sent to all the holders of such shares.

77.         Persons Becoming Entitled by Operation of Law. Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or document in respect of such shares which prior to his or her name and address being entered on the records of the Corporation in respect of such shares shall have been duly sent to the person or persons from whom such person derives his or her title to such shares.

78.         Signatures upon Notices. The signature of any director or officer of the Corporation upon any notice need not be a manual signature.

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79.         Computation of Time. All computations of time required to be made pursuant to the articles or by-laws of the Corporation shall, unless otherwise provided for thereunder or herein, be made in a manner consistent with the provisions of the Interpretation Act (Yukon Territory).

80.         Proof of Service. A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the mailing or delivery or sending of any notice or document to any shareholder, director, officer or auditor of the Corporation or any other person or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation or other person, as the case may be.

CUSTODY OF SECURITIES

81.         All securities (including without limitation warrants) owned by the Corporation may be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or with such other depositaries or in such other manner as may be determined from time to time by any officer or the directors.

All securities (including without limitation warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

82.         Contracts, documents or instruments requiring the signature of the Corporation may be signed by any director or officer alone or any person or persons authorized by resolution of the directors and all contracts, documents or instruments so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments.

The corporate seal (if any) of the Corporation may be affixed by any director or officer to contracts, documents or instruments signed by such director or officer as aforesaid or by the person or persons appointed as aforesaid by resolution of the directors.

The term "contracts, documents or instruments" as used in this by-law shall include notices, deeds, mortgages, hypothecs, charges, cheques, drafts, orders for the payment of money, notes, acceptances, bills of exchange, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

The signature or signatures of any director or officer or any other person or persons appointed as aforesaid by resolution of the directors may be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments executed or issued by or on behalf of the Corporation and all contracts, documents or instruments on which the signature or signatures of any of the foregoing persons shall be so reproduced shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments.

FISCAL PERIOD

83.         The fiscal period of the Corporation shall terminate on such day in each year as the board may from time to time by resolution determine.

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APPENDIX "C"

SUMMARY OF THE NEW RIGHTS PLAN

The following summary of the New Rights Plan, the terms and conditions of which are set forth in the shareholder rights plan agreement between InterOil Corporation and Computershare Trust Company of Canada (the "Rights Agent") made as of April 24, 2013, is qualified in its entirety by reference to the complete text of such agreement. For greater certainty, such shareholder rights plan agreement, as amended and restated, shall govern in the event of any conflict between the provisions thereof and this summary.

A copy of the New Rights Plan is available on SEDAR (www.sedar.com), or you can request copies from InterOil's Corporate Secretary at 111 Somerset Road, TripleOne Somerset, #06-05, Singapore 238164. You can also obtain a copy of the New Rights Plan on InterOil's website (www.interoil.com).

Definitions

"Common Shares" means the common shares in the share capital of InterOil entitled to vote.

"Convertible Security" means a security convertible, exercisable or exchangeable into a Common Share.

"Independent Shareholders" means holders of Voting Shares other than:

(a)	any Acquiring Person (as defined below);
(b)	any Offeror (as defined below) other than investment advisors, trust companies, statutory bodies who business includes the management of funds and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown;
(c)	any affiliate or associate of such Acquiring Person or Offeror;
(d)	any person acting jointly or in concert with such Acquiring Person or Offeror; and
(e)	any employee benefit plan, stock purchase plan, deferred profit sharing plan, and any other similar plan or trust for the benefit of employees of InterOil or a subsidiary of InterOil, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid (as defined below).

"Offer to Acquire" includes:

(a)	an offer to purchase or a solicitation of an offer to sell or a public announcement of an intention to make such an offer or solicitation; and
(b)	an acceptance of an offer to sell, whether or not such offer to sell has been solicited, or any combination thereof, and the person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the person that made the offer to sell.

"Offeror" means a person who has announced a current intention to make or who is making a Take-over Bid, but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

"Take-over Bid" means an Offer to Acquire Common Shares or Convertible Securities where the Common Shares subject to the Offer to Acquire together with the Common Shares into or for which the securities subject to the Offer to Acquire are convertible or exchangeable and the Common Shares Beneficially Owned as at the date of the Offer to Acquire, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

Term

If approved at the Meeting, the New Rights Plan will continue to be effective and (subject to earlier termination in accordance with its terms) will remain in effect until the Expiration Time, which is defined as the earliest of: (i) the date on which Rights (as defined below) are redeemed (the "Termination Time"); and (ii) the termination of the annual meeting of Shareholders in the year 2016 (unless the term of the New Rights Plan agreement is extended beyond such date by resolution of the holders of Common Shares) or if the continued existence of the New Rights Plan agreement is ratified at such annual meeting by resolution passed by a majority of votes cast by holders of Common Shares voting as a group and Independent Shareholders voting as a group.

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Issue of Rights

One right (a "Right") was issued by InterOil for each Common Share that was outstanding at the close of business on May 29, 2013, being the effective date of the New Rights Plan (the "Effective Date"), and for each additional Common Share that has been issued since the Effective Date. One Right will be issued for each additional Common Share issued following the continuation of the New Rights Plan and prior to the earlier of the Separation Time (as defined below) and the Expiration Time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per Common Share unless the Rights separate from the underlying Common Shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights will also not change the manner in which Shareholders currently trade their Common Shares, and is not intended to interfere with InterOil's ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the Common Shares until the "Separation Time", being the close of business on the tenth trading day after the earlier of the date a person becomes an Acquiring Person or the date a person commences or announces an intention to make a Take-over Bid that does not qualify as a Permitted Bid (as defined below), the date on which a Permitted Bid ceases or such later time as the board may determine.

Acquiring Person

A person will be considered to be an Acquiring Person, if it acquires beneficial ownership of 20% or more of the outstanding Common Shares, other than persons who acquire beneficial ownership of 20% or more of the outstanding Common Shares pursuant to certain transactions.

Consequences of a Flip-in Event

A "Flip-in Event" refers to any transaction or event pursuant to which a person becomes an Acquiring Person.

Following the occurrence of a Flip-in Event that the Board has not waived the application of the New Rights Plan to, each Right held by:

•	an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

•	any other Shareholder shall be entitled to purchase additional Common Shares at a substantial discount to their prevailing market price at the time.

Permitted Bid Requirements

An Offeror may make a Take-over Bid for InterOil without becoming an Acquiring Person (and therefore subject to the consequences of a Flip-in Event described above) if it makes a Take-over Bid (a "Permitted Bid") that meets certain requirements, including that the bid must be:

•	made pursuant to a formal take-over bid circular under applicable securities legislation;

•	made to all registered holders of Common Shares (other than the Offeror); and

•	subject to irrevocable and unqualified provisions that:

o	the bid will remain open for acceptance for at least 60 days from the date of the bid;

o	the bid will be subject to a minimum tender condition of more than 50% of the Common Shares held by Independent Shareholders; and

o	the bid will be extended for at least 10 business days if more than 50% of the Common Shares held by Independent Shareholders are deposited to the bid (and the Offeror shall make a public announcement of that fact).

A competing Take-over Bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 60 days after such bid is commenced) as the Permitted Bid that is outstanding (subject to the current statutory minimum bid period of 35 days from commencement), will be considered to be a "Permitted Bid" for the purposes of the New Rights Plan.

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Permitted Lock-Up Agreement

A person will not become an Acquiring Person by reason of entering into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder pursuant to which the Shareholder (the "Locked-Up Person") agrees to deposit or tender its Common Shares to a Take-over Bid (the "Lock-Up Bid") made by that person, provided that the agreement meets certain requirements, including that:

•	the terms of the agreement are publicly disclosed and a copy is publicly available;
•	the Locked-Up Person can terminate its obligation under the agreement in order to tender its Common Shares to another Take-over Bid or transaction where:
o	the offer price or value of the consideration payable is (A) greater than the price or value of the consideration per Common Share under the Lock-Up Bid or (B) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid; and

o	if less than 100% of the number of outstanding Common Shares held by Independent Shareholders are offered to be purchased under the Lock-Up Bid, the number of Common Shares offered to be purchased under the other Take-over Bid or transaction (at an offer price not lower than pursuant to the Lock-Up Bid) is (A) greater than the number offered to be purchased under the Lock-Up Bid or (B) equal to or greater than a specified number, which cannot be more than 107% of the number offered to be purchased under the Lock-Up Bid; and
•	if the Locked-Up Person fails to deposit its Common Shares to the Lock-Up Bid, no "break fees" or other penalties that exceed, in the aggregate, the greater of (A) 2.5% of the price or value of the consideration payable under the Lock-Up Bid and (B) 50% of the increase in consideration resulting from another Take-over Bid or transaction, shall be payable by the Locked-Up Person.

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on share certificates representing Common Shares issued after the Effective Date.

From and after the Separation Time, Rights will be evidenced by separate certificates.

Before the Separation Time, Rights will trade together with, and will not be transferable separately from, the Common Shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable separately from the Common Shares.

Waiver

A potential Offeror for InterOil that does not wish to make a Permitted Bid can nevertheless negotiate with the Board to make a formal Take-over Bid on terms that the Board considers fair to all Shareholders, in which case the Board may waive the application of the New Rights Plan. Any waiver of the New Rights Plan in respect of a particular Take-over Bid will constitute a waiver of the New Rights Plan in respect of any other formal Take-over Bid made while the initial bid is outstanding.

The Board may also waive the application of the New Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding Common Shares within 14 days or such other date as the Board may determine.

With Shareholder approval, the Board may waive the application of the New Rights Plan to any other Flip-in Event prior to its occurrence.

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Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other Take-over Bid in respect of which the board has waived the application of our shareholder rights plan.

With Shareholder approval, the Board may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Advisors, etc.

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown which acquire more than 20% of the outstanding Common Shares are effectively exempted (through the definition of "beneficial ownership" under the New Rights Plan) from triggering a Flip-in Event provided that they are not in fact making, either alone or jointly or in concert with any other person, a Take-over Bid.

Directors' Duties

The adoption of the New Rights Plan will not in any way lessen or affect the duty of the directors of InterOil to act honestly and in good faith with a view to the best interests of InterOil. In the event of a Take-over Bid or any other such proposal, the Board will continue to have the duty to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendments

InterOil may, prior to the Meeting, amend the New Rights Plan without Shareholder approval. If the New Rights Plan is approved at the Meeting, any such amendments will thereafter be subject to the approval of a majority of Shareholders voting as a group and Independent Shareholders voting as a group at the applicable meeting of shareholders, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of Shareholders) make amendments that are necessary to maintain the New Rights Plan's validity as a result of changes in applicable legislation, rules or regulations.

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APPENDIX "D"

CORPORATE GOVERNANCE DISCLOSURE

FORM 58-101F1

Disclosure Requirement	InterOil Corporation Corporate Governance Practices
1. Board of Directors
(a) Disclose the identity of directors who are independent.

The following directors are independent as that term is defined in NI 58-101 and N1 52-110 and under applicable New York Stock Exchange Rules: Mr. Ford Nicholson, Mr. Roger Lewis, Mr. Roger Grundy, Mr. Samuel L. Delcamp and Sir Rabbie Namaliu. Proposed director Sir Wilson Kamit is also so independent. Dr. Gaylen Byker was independent under NI 58-101 and N1 52-110 and under applicable New York Stock Exchange Rules until he assumed the role of Interim Chief Executive Officer on May 1, 2013 upon the resignation of Mr. Phil Mulacek as Chief Executive Officer. Dr. Byker will resume his independent status when he steps down from that interim role upon the appointment of a permanent Chief Executive Officer as replacement for Mr. Mulacek; Dr. Byker’s interim role is expected to be of limited duration pending that permanent appointment being made.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Mr. Phil Mulacek and Mr. Christian Vinson are not independent as they are or were both executive officers of InterOil: Mr. Mulacek was Chief Executive Officer until April 30, 2013. Mr. Vinson, an executive officer of InterOil, has indicated his intention to retire as an employee of the Corporation and is not re-nominated as a director at the Meeting. Dr. Gaylen Byker is not independent for the period during which he acts as Interim Chief Executive Officer, to which pro tem role he was appointed effective May 1, 2013 following Mr. Mulacek’s resignation.

(c) Disclose whether or not a majority of directors is independent. If a majority of directors is not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of our eight directors is independent under NI 58 - 101. A majority of our directors will be independent if all directors nominated for election at the Meeting are elected.

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(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Mr. Ford Nicholson is Chairman of BNK Petroleum Inc., a company listed on the Toronto Stock Exchange. Sir Rabbie Namaliu is a director of Marengo Mining Limited, a company listed on the Toronto Stock Exchange, Australian Securities Exchange and the Port Moresby Stock Exchange, a director of Bougainville Copper Limited, a company listed on the Australian Securities Exchange and a director of Kina Asset Management Limited, a company listed on the Port Moresby Stock Exchange. None of our other directors are currently serving on the board of any other reporting issuer or other publicly-traded corporation.

(e)          Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

A minimum of two meetings of our independent directors are organised to be held in person each year without management being present. These are facilitated by the Corporate Secretary. At least one of these meetings is also attended, in part, by our auditors, PricewaterhouseCoopers. During 2012, our independent directors met on three occasions without the presence of management (except for the General Counsel) and non-independent directors.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Dr. Gaylen Byker is Chairman and was an independent director until he assumed the role of Interim Chief Executive Officer on May 1, 2013 pending the appointment of a permanent Chief Executive Officer to replace Mr. Mulacek. Dr. Byker’s role as Interim Chief Executive Officer is expected to be of limited duration. Effective May 1, 2013 the Board appointed independent director Mr. Roger Lewis pro tem Lead Independent Director for the period that Dr. Byker acts as Interim Chief Executive Officer. Mr. Lewis will provide leadership for the Board’s independent directors during this period. Mr. Lewis will also chair the Board’s Compensation, and Nominating and Governance Committees, each of which was previously chaired by Dr. Byker, while Dr. Byker acts as Interim Chief Executive Officer.

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(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	Please refer to Appendix "E" to this Circular for the attendance record of directors for all Board and committee meetings.

2. Board Mandate
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Please refer to Appendix "F" to this Circular for the Board’s written charter. The charter is also available on our website at www.interoil.com.

3. Position Descriptions
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has developed and approved written position descriptions for the Chairman and for the chairs of each Board committee. Charters have also been developed and approved for each Board committee.

(b) Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.	The Board has developed and agreed a written position description with the Chief Executive Officer.

4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and	New directors are provided with a copy of all Board and committee mandates and policies, articles and by-laws, pertinent corporate information and other reference materials, and are introduced to all existing directors and to senior management. The Corporate Secretary provides a briefing and responds to any questions raised.

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(ii) the nature and operation of the issuer's business.	New directors are given an orientation tour of our operations in Papua New Guinea at the first opportunity, and hold meetings with executive officers, other senior financial, corporate and operations personnel and existing directors upon joining the Board. In these meetings, new directors are provided with presentations detailing our current operations and activities, together with an outline of the Corporation’s history and its strategic plans and objectives.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors	We do not currently have a formal continuing education program for our directors. However, we will monitor the need for a continuing education program and implement one if the growth in or degree of change in the nature of the Corporation’s operations warrants it. Board members are encouraged to and do communicate with management, particularly the Corporate Secretary, auditors and legal advisers to remain current with industry trends and regulatory changes.

5. Ethical Business Conduct
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	We have adopted a Code of Ethics and Business Conduct which applies to all of our directors, officers and employees.

(i) disclose how a person or company may obtain a copy of the code;

Our Code of Ethics and Business Conduct is accessible on our website at www.interoil.com and also the SEDAR website located at www.sedar.com. Our employees and directors are all provided with a copy of our Code of Ethics and Business Conduct upon joining InterOil.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

Our management and all employees are required to acknowledge their understanding of the Code of Ethics and Business Conduct and all new employees are required to accept its terms as a condition of their employment. The Corporate Secretary and Chief Financial Officer monitor compliance with the Code and report to the Board, or to its Audit or its Nominating and Governance Committee as required. In addition, the Board (through its Audit Committee) encourages reporting of any non-compliance with the Code, including through the Corporation’s whistleblower policy.

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(iii)      provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Our Board did not grant any waivers to our Code of Ethics and Business Conduct during 2012 and no other departures from the Code were requested. Any future waivers will be disclosed in the appropriate filings on the SEDAR website located at www.sedar.com.

(b)          Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors are required to disclose any matters in which they may have, or may be perceived to have a material interest prior to consideration of the matter. Upon such disclosure and upon advice from the General Counsel and Corporate Secretary where necessary, the director and the Board will determine whether the director should refrain from discussing or voting on the matter, or absent himself from the meeting while the matter is discussed. Generally the director is unable to vote. Any transaction in which a director or executive officer has a material interest is required to be approved by members of the Audit Committee not having an interest in the matter. In addition, in certain instances special Board committees are established to deal with matters where potential conflicts of interest may arise.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

A whistleblower policy and facility are in place which provides employees with the ability to report, on a confidential and anonymous basis, any violations of the Code of Ethics and Business Conduct or other unethical conduct.

6. Nomination of Directors
(a) Describe the process by which the board identifies new candidates for board nomination.

The Board, co-ordinated through its Nominating and Corporate Governance Committee, considers personal characteristics and core competencies required of Board members when evaluating persons to be nominated for election to the Board, taking into account the composition of the Board as a whole. In addition, the Board considers a candidate's qualification as "independent," as well as a candidate's depth of experience and availability, the balance of the business interests and experience of the incumbent or nominated directors and the need for any specific expertise to ensure an appropriate mix of relevant skills are present on the Board and its committees.

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In addition to the criteria described above, the Board may consider other qualifications and attributes which they believe are appropriate in evaluating the ability of an individual to serve as a member of the Board. The Board’s goal is to assemble a Board that possesses a variety of perspectives and skills derived from high quality business and professional experience in various relevant geographies. In order to ensure that the Board consists of members with a variety of perspectives and skills, the Nominating and Governance Committee has not set any minimum qualifications and also considers candidates with appropriate non-business backgrounds. Other than ensuring that at least three members of the Board are financially literate and a sufficient number of the Board members meet applicable independence requirements, the committee has not set any specific skills that it believes are necessary for any individual director to possess.

In light of Mr. Vinson’s proposed retirement and considering the expertise of the directors and the requirements of the Board, the Board commenced an informal search for a new director in 2013. The name of Sir Wilson Kamit as a potential director was provided by the Corporate Secretary to the Chairman and then to the Nominating and Governance Committee.  Sir Wilson Kamit is a prominent Papua New Guinean with an economic and public service banking background within that country and internationally.  Details of his background and experience were reviewed by the Nominating and Governance Committee, who met him. The Committee considered Sir Wilson Kamit’s background and experience to be ideal for a director of the Corporation and recommended his appointment to the Board.

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(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

There are three members of our Nominating and Governance Committee: Mr. Roger Lewis (pro tem Chair), Mr. Samuel Delcamp and Dr. Gaylen Byker. Mr. Lewis and Mr. Delcamp are independent. Dr. Byker was independent until he assumed the role of Interim Chief Executive Officer on May 1, 2013 pending the appointment of a permanent replacement Chief Executive Officer following Mr. Mulacek’s resignation on April 30, 2103. Dr. Byker will resume his independent status upon ceasing to act in the capacity of Interim Chief Executive Officer. Mr. Lewis was appointed Lead Independent Director effective May 1, 2013, at which time also assumed the role of Chair of the Nominating and Governance Committee (previously chaired by Dr. Byker) for the period that Dr. Byker acts as Interim Chief Executive Officer. Mr. Delcamp was appointed to the Nominating and Governance Committee pro tem to ensure that during this period, the Committee continues to comprise a majority of independent directors.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The purpose of the Nominating and Governance Committee is to:

•    identify and recommend to the Board individuals qualified to be nominated as members of the Board and of Board committees;

•    recommend to the Board the members and Chairperson for each Board committee;

•    periodically review and assess the Corporation’s Code of Ethics and Business Conduct and make recommendations for changes thereto to the Board;

•    review and report to the Board on a periodic basis with regards to matters of corporate governance; and

•    Oversee the process to assess the independence, performance and effectiveness of the Board, Board committees and individual directors and conduct the annual evaluation of the Corporation’s management.

In addition, the Committee is responsible for providing advice, on a confidential basis, to Corporation employees, officers and directors pursuant to the Corporation’s Code of Ethics and Business Conduct.

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The responsibilities, powers and operation of the Nominating and Governance Committee are set out in its charter which is available on our website at www.interoil.com. This charter was reviewed and revised by the Board during 2011 to ensure its currency and relevance.

7. Compensation
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	Please refer to the "Statement of Executive Compensation" in the Circular for details of the Corporation’s executive compensation structure and policies. In the case of the Corporation’s officers, compensation matters are largely delegated to and dealt with by the Board’s Compensation Committee on the basis of advice provided by human resources management and compensation consultants where necessary. Compensation for non-executive directors was last reviewed during 2010 under the oversight of the Compensation Committee with assistance from compensation consultants. A further review is intended later in 2013.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	There are three members of the Compensation Committee: Mr. Roger Lewis (pro tem Chair), Mr. Samuel Delcamp and Dr. Gaylen Byker (Chair until 30 April 2013). Each of Mr. Lewis and Mr. Delcamp is independent. Dr. Byker was independent until he assumed the role of Interim Chief Executive Officer on May 1, 2013 pending the appointment of a permanent Chief Executive Officer to replace Mr. Mulacek. Dr. Byker is not independent for the period during which he acts in this interim role. Mr. Lewis was appointed pro tem Lead Independent Director effective May 1, 2013 and chairs the committee while Dr. Byker acts as Interim Chief Executive Officer. During this period, the committee continues to consist of a majority of independent directors and will be comprised entirely of independent directors when Dr. Byker resumes his independent status on ceasing to act as Interim Chief Executive Officer. Each member of the Compensation Committee has direct experience relevant to executive compensation, having held senior leadership positions in other organisations in which they have set, managed and implemented compensation policies and practices. Each of Mr. Lewis, Mr. Delcamp and Dr. Byker, has thereby obtained the skills and experience to enable them to make decisions concerning the Corporation’s compensation arrangement.

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(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The responsibilities of the Compensation Committee are to:

•    discharge the Board's responsibilities relating to the fair and competitive compensation of our Chief Executive Officer, other executive officers, and directors;

•    review and approve an annual report on executive compensation for inclusion in our management information circular for our annual meeting of Shareholders; and

•    administer, approve and evaluate our director and officer compensation plans, policies and programs.

The Compensation Committee administers our incentive compensation and stock option and other equity based plans in which the Chief Executive Officer and other executive officers may be participants, along with other senior level employees and directors, and recommends to the Board amendments to such plans or adoption of new plans. In connection with administering such plans, the Compensation Committee has the authority to (i) approve option guidelines and the general size of overall grants, (ii) make grants, (iii) interpret the plans, (iv) determine the rules and regulations relating to the plans, (v) modify or cancel existing grants and substitute new grants with the consent of grantees, (vi) designate employees eligible to participate in the plans, and (vii) impose such limitations, restrictions and conditions upon any award as the Compensation Committee deems appropriate and as permitted under the applicable plan.

The Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer, evaluates our Chief Executive Officer's performance in light of those goals and objectives, and determines and approves our Chief Executive Officer's compensation level based on such evaluation. The Committee annually reviews and approves our Chief Executive Officer's annual base salary, annual bonus, and long-term incentives. In addition, the Compensation Committee annually determines or approves the compensation of all other senior executives. In determining the incentive component of executive compensation, the Compensation Committee considers such factors as our performance relative to our peer group, the officer's performance in light of our goals and objectives relevant to the officer's compensation, competitive market data pertaining to compensation at comparable companies, the Corporation’s financial and operating status and such other factors as the Compensation Committee deems relevant.

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The committee also administers our insider trading policy as it applies to senior management.

The responsibilities, powers and operation of the Compensation Committee are set out in its charter which is available on our website at www.interoil.com. This charter is currently under review.

8. Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

A Reserves Committee was established by the Board in June 2008 and consists of Mr. Roger Grundy (Chair), Dr. Gaylen Byker and Mr. Ford Nicholson. The mandate of the Committee is to assist the Board in fulfilling its responsibilities in general and, in particular, with respect to the oil and natural gas reserves and resource evaluation process and public disclosure of reserves data and other information as required under National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities. The specific duties, responsibilities, powers and operation of the Reserves Committee are set out in its charter which is available on our website at www.interoil.com.

9. Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

InterOil has developed evaluation questionnaires and formal procedures for the evaluation of the performance, skills, specific competency and independence of each director and, to the extent applicable, the Board as a whole and the committees of the Board. The process is overseen by the Nominating and Governance Committee and was last undertaken in December of 2011. The evaluation process is undertaken on an annual basis.

Copies of position descriptions and mandates noted herein as being available on InterOil's website at www.interoil.com may also be obtained on request from the Corporate Secretary at 111 Somerset Road, TripleOne Somerset, #06-05, Singapore 238164.

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APPENDIX "E"

DIRECTORS' ATTENDANCE RECORDS

The following table sets forth the attendance record of each director for all Board and committee meetings held for the financial year ended December 31, 2012.

		Committees
	Board	Audit	Compensation	Nominating and Governance	Reserves
Number of Meetings Held (1)	14	4	7	1	1
Number of Meetings Attended
Gaylen J. Byker	14	4	6 (2)	1	1
Phil E. Mulacek	14	–	–	–	–
Christian M. Vinson	13	–	–	–	–
Roger N. Grundy	13	–	–	–	1
Roger F. Lewis	13	4	7	1	–
Ford Nicholson	14	1 (3)	1 (2)	–	1
Sir Rabbie L. Namaliu	6 (4)	–	–	–	–
Samuel L. Delcamp	6 (4)	2 (3)	–	–	–

Notes:

(1)	Additional business was conducted and resolutions were passed during the year by way of unanimous written resolutions in lieu of meetings pursuant to section 3.13 of the Corporation’s Old By-Laws, and in accordance with the YBCA.
(2)	Dr. Byker recused himself from one Compensation Committee meeting and Mr. Nicholson was appointed pro tem for the purposes of that meeting.
(3)	Mr. Nicholson and Mr. Delcamp were members of the Audit Committee for only part of the year.
(4)	Sir Rabbie Namaliu and Mr. Delcamp were directors for only part of the year. Both attended all Board meetings held since the date of their appointment.

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APPENDIX "F"

CHARTER OF THE BOARD OF DIRECTORS

General Powers of the Board of Directors

The Board of Directors (the "Board") of InterOil Corporation (the "Corporation") has a duty to manage the business and affairs of the Corporation in accordance with the Business Corporations Act (Yukon) and the regulations thereunder, and the articles and by-laws of the Corporation. The powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all directors entitled to vote on the resolution.

The principal responsibility of the Board is to promote the best interests of the Corporation and its shareholders. This responsibility includes: (i) approving fundamental operating, financial and other corporate plans, strategies and objectives; (ii) evaluating the performance of the Corporation and its senior management; (iii) selecting, regularly evaluating and fixing the compensation of executive officers; (iv) adopting policies of corporate governance and conduct, including compliance with stock exchange policies, applicable laws and regulations, financial and other controls; (v) reviewing the process of providing appropriate financial and operational information to the shareholders and the public generally; and (vi) evaluating the overall effectiveness of the Board.

The Board is responsible for ensuring that the Corporation carries out the strategic vision for the Corporation developed by the Chairperson of the Board and the CEO, and approved by the Board. Historically, the Corporation's vision has focused on superior growth and accepted a correspondingly increased level of risk. In carrying out its responsibilities, the Board is required to base its decisions on the Corporation's growth oriented approach to increasing shareholder value, or such other revised strategies as may be adopted by the Chairperson of the Board and the CEO, and approved by the Board.

General Fiduciary Duties

The Board must act in the best interests of the Corporation and its shareholders generally. Every director of the Corporation in exercising his powers and discharging his duties must:

(a)          act honestly and in good faith with a view to the best interests of the Corporation; and

(b)          exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Fiduciary duties include, by way of example, the obligation to refrain from voting on contracts where personal financial or other interests conflict with those of the Corporation, using insider information in securities transactions and appropriating a corporate opportunity for personal benefit. Directors must act with such care as would reasonably be expected of a person having the knowledge and experience of the particular director in question.

Directors should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each director to ask such questions as may be necessary to satisfy him that he has been supplied with all the necessary information on which to base his decisions. Directors should have a basic understanding of the principal operational and financial objectives, strategies and plans of the Corporation, and the results of operations and financial condition of the Corporation.

Directors are entitled to rely in good faith on: (i) financial statements of the Corporation which are represented by an officer of the Corporation or in a written report of the auditors of the Corporation as fairly reflecting the financial condition of the Corporation; or (ii) an opinion or report of a lawyer, accountant, engineer, appraiser or other person whose profession lends creditability to a statement made by him.

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In order to fulfill his fiduciary duties to the Corporation and its shareholders, each director should: (i) prepare for and attend all meetings of the Board; (ii) be sufficiently informed about the current and proposed activities of the Corporation; (iii) review the minutes of meetings, including any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) consider whether the minutes of the previous meeting of the Board accurately represent the discussions that took place and the resolutions that were passed; and (vi) be attentive to matters arising in respect of the Corporation's activities.

Conflicts of Interest

A director who is a party to a material contract or proposed material contract with the Corporation, or who is a director or officer of or has a material interest in any corporation or entity which is a party to a material contract or proposed material contract with the Corporation, must disclose in writing to the Corporation, or request to have entered in the minutes of meetings of directors, the nature and extent of his interest.

The disclosure required to be made by a director where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Board or, if the director had no interest in a proposed contract at the time of such meeting, at the first meeting of the Board after he acquires an interest. If the director acquires an interest after a contract is made, he must disclose his interest at the first meeting of the Board after acquiring the interest. If a person who has an interest in a contract later becomes a director of the Corporation, he must disclose his interest at the first meeting of the Board after he becomes a director.

Where a proposed contract is dealt with by a written resolution signed by all directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he acquires the interest.

A director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

(a)	an arrangement by way of security for money loaned to or obligations undertaken by him, or by a corporation in which he has an interest, for the benefit of the Corporation or an affiliate;

(b)	a contract relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

(c)	a contract for indemnity or insurance with respect to a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a corporation of which the Corporation is or was a shareholder or creditor; or

(d)	a contract with an affiliate of the Corporation. Directors who serve on boards of affiliated corporations are not required to refrain from voting on contracts between the two corporations.

Any profits or gains realized by a director as a result of his privileged position on the Board must be reimbursed to the Corporation, except in the case of gains resulting from contracts with respect to which he has complied with the obligation to disclose his interest and has refrained from voting.

Mandate and Stewardship of the Corporation

The Board is responsible for the stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility (directly or through its committees) for overseeing the following matters:

(a)	the adoption of a strategic planning process;

(b)	the identification of the principal risks of the Corporation's business and endeavouring to ensure the implementation of appropriate systems to manage those risks;

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(c)	succession planning;

(d)	the implementation of a communications policy for the Corporation;

(e)	monitoring the integrity of the Corporation's internal control and management information systems; and

(f)	overseeing the Corporation's commitment to social and community responsibility and fostering ethical and responsible decision making by management.

The Board has identified the following core functions:

(a)	choosing the Corporation's Chief Executive Officer and overseeing his efforts to direct the senior management team in managing the enterprise;

(b)	setting the broad parameters within which the management team operates, including adopting a strategic planning process and approving a strategic direction;

(c)	defining a framework to monitor the management of business opportunities and risks;

(d)	providing direction and advice to the Chief Executive Officer and the management team;

(e)	monitoring and assessing the performance of the Chief Executive Officer; and

(f)	providing information to security holders and stakeholders about the integrity of the Corporation's financial performance.

Corporate Opportunity

A director is precluded from obtaining for himself or diverting to another person or corporation with whom or with which he is associated, either secretly or without the approval of the Corporation, any property or business advantage belonging to the Corporation or with respect to which the Corporation has been in the course of negotiations.

A director is also precluded from acting in the manner described even after his resignation where the resignation may fairly be considered to have been prompted or influenced by a wish to acquire for himself the opportunity sought by the Corporation, or where it was his position with the Corporation that led to the opportunity.

In certain circumstances, a director may not use his position as a director to make a profit, even if it was not open to the Corporation to participate in the transaction.

Duty of Independence

A director must act in the best interests of the Corporation and its shareholders generally and not in the interest of any one shareholder or group of shareholders. In determining whether a particular transaction or course of action is in the best interests of the Corporation, a director, if he is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed him.

Duty of Confidentiality

Directors of the Corporation have an obligation to maintain the confidentiality of matters discussed at meetings of the Board unless:

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(a)	it was clearly understood at the Board meeting that the information was not required to be kept in confidence;

(b)	the director was required or authorized by law to disclose the information; or

(c)	the director was authorized expressly or implicitly by the Board to make disclosure of the information.

Duty Not to Misuse Information or Position

A director must not misuse his position or make improper use of information acquired by virtue of his position to gain, directly or indirectly, an advantage for himself or any other person or to cause detriment to the Corporation. Directors are insiders of the Corporation and, as such, must not use information about the Corporation to trade in securities or to assist others to trade in securities of the Corporation before the information is available to the public.

Insider Reporting

Directors are required to report any changes in their direct or indirect beneficial ownership of or control or direction over securities of the Corporation within ten days of the change, or such shorter period as is required by applicable law.

Communication to Shareholders

The Board must comply with the Corporation's Disclosure Policy regarding effective communication with its shareholders and the public generally. Directors have a responsibility to have appropriate procedures in place so that accurate, appropriate and timely disclosure is being made to the Corporation's shareholders and to the public.

Delegation of Authority to Officers and Committees

The Board may delegate authority and functions to officers and to committees of directors. The Board has the right to appoint officers to perform such duties as are assigned to them by the Board. The persons holding such offices shall also have the powers assigned to them from time to time by the Chief Executive Officer of the Corporation.

The Board has established an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Reserves Committee. The Board has established a charter for each such committee, which includes the committee's responsibilities, the composition of the committee, various administrative matters, and a position description for the chair of each committee. The Board may establish such other committees as it determines are necessary or beneficial for its management of the business and affairs of the Corporation and the fulfillment of its other responsibilities described in this Charter.

The following matters are within the sole purview of the Board and may not be delegated by the Board to a committee of directors or to an officer of the Corporation:

(a)	the submission to the shareholders of any question or matter requiring the approval of the shareholders;

(b)	the filling of a vacancy among the directors;

(c)	the issuance of securities, except in the manner and on the terms authorized by the Board;

(d)	the declaration of dividends;

(e)	the purchase, redemption or other acquisition of shares of the Corporation, except in the manner and on the terms authorized by the Board;

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(f)	the payment of a commission to any person in consideration of: (i) his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person; or (ii) his procuring or agreeing to procure purchasers for shares of the Corporation;

(g)	the approval of a management proxy circular;

(h)	the approval of any financial statements to be placed before the shareholders at an annual meeting; or

(i)	the adoption, amendment or repealing of any by-laws of the Corporation.

Financial Statements

The Board has a duty to approve the annual financial statements of the Corporation and to submit the financial statements of the Corporation, and the auditors' report thereon, for the preceding year to the shareholders at the annual meeting of the shareholders of the Corporation.

A director is required to forthwith notify both the Audit Committee and the Corporation's auditors of any error or misstatement of which he becomes aware in the audited financial statements of the Corporation. The Board has a duty to prepare and issue corrected financial statements on being informed of an error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate securities regulatory authorities.

Auditors

On demand from the Corporation's auditors, each present and former director of the Corporation has a duty to furnish to the auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of the Corporation or its subsidiaries that he is reasonably able to furnish and which the auditors consider necessary to enable them to report on the annual financial statements.

Shareholder Meetings

The Board is required to call the annual meeting of the shareholders and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter which requires the approval of shareholders by special resolution.

Matters Requiring Board Approval

The following matters require specific approval of the Board:

(a)	all matters identified in this Charter as falling within the sole purview of the Board;

(b)	the annual budgets (including operating and capital budgets) for the Corporation and any amendments thereto;

(c)	compensation (including options, bonuses and forms of compensation) for executive officers and other senior executives of the Corporation having regard to the recommendations of the Compensation Committee and the Chief Executive Officer;

(d)	expenditures or transactions falling outside the guidelines or operating authorities approved by the Board provided; however, that expenditures described in an approved budget and other expenditures required in an emergency situation (i.e. environmental, health and safety) may be authorized by the CEO;

(e)	the selection of the principal advisors to the Corporation, including banking, legal, engineering and financial;

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(f)	the appointment of executive officers of the Corporation;

(g)	the appointment of members to committees of the Board;

(h)	any transaction involving senior management that is outside corporate policy or which, because of the nature of the transaction or the potential for conflict because the parties are not acting at arm's length should be approved by the Board; and

(i)	major and significant corporate decisions, including any contract, arrangement or transaction, which would reasonably be considered to be material or of such significance as to reasonably warrant consideration by the Board.

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